AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY __, 2002
                      REGISTRATION STATEMENT NO. 333-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------


                                    FORM S-1

                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                          AMERICAN UNITED GLOBAL, INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                        5082                  95-4359228
       (State or other             (Primary Standard         (I.R.S. Employer
jurisdiction of incorporation  Industrial Classification Identification Number)
     or organization)                Code Number)


                  11108 NE 106th PLACE
                 KIRKLAND, WASHINGTON                98033
       (Address of principal executive offices)     Zip code


                              DAVID M. BARNES, CFO
                          AMERICAN UNITED GLOBAL, INC.
                              11108 NE 106TH PLACE
                           KIRKLAND, WASHINGTON 98033
                                 (425) 869-7410

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

                                JAY M. KAPLOWITZ
                        GERSTEN, SAVAGE & KAPLOWITZ, LLP
                          101 E. 52ND STREET, 9TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 752-9700

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this Registration Statement becomes effective.

                         ------------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                                               PROPOSED           PROPOSED
                                                                               MAXIMUM            MAXIMUM         AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES TO BE                               OFFERING PRICE        AGGREGATE       REGISTRATION
                   REGISTERED                      AMOUNT TO BE REGISTERED PER UNIT/PER SHARE  OFFERING PRICE(1)     FEE
-----------------------------------------------------------------------------------------------------------------------------

Rights...........................................       4,500                   $0                   $0               $0

Units............................................       4,500                   $666            $3,000,000            $717

7.5% Convertible Secured Promissory Notes........       4,500                   (2)                 (2)               $0

Common Stock.....................................   6,000,000                   (2)                 (2)               $0

Common Stock issuable upon the conversion
of the Notes (3).................................   6,000,000                   $0.50           $3,000,000            $717


                         ------------------------------

     (1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.

     (2) Units are comprised of one 7.5% Convertible Secured Promissory Note in the principal amount of $666 ("Notes"), and 1,332 shares of common stock ("Common Stock"). The amount to be registered includes up to 4,500 Notes for an approximate aggregate principal amount of $3,000,000, and up to approximately 6,000,000 shares of Common Stock.

     (3) Holders of the Notes have the option to convert the principal amount of the Notes into Common Stock. Every dollar of principal due under the Notes is convertible into 2 shares of Common Stock.






     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
     INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                         ------------------------------

                  SUBJECT TO COMPLETION, DATED JANUARY __, 2002

                      AMERICAN UNITED GLOBAL, INC.


                                   4,500 Units

     This Prospectus relates to the offering of rights to our shareholders. Pursuant to this offering our shareholders who own at least 100 shares of our common stock as of the close of business on _________, 2002 (the "Record Date"), will have the opportunity to buy an aggregate of up to 4,500 Units ($3,000,000 approximate aggregate dollar amount). Every 100 shares of our common stock will entitle the holder to receive one right to purchase one Unit in the amount of $666.

     Each Unit consists of a 7.5% Convertible Secured Promissory Note in the principal amount of $666 (the "Notes"), and 1,332 shares of our common stock. The Notes have a term of five (5) years. Interest due under the Notes is payable quarterly in arrears, on the first day of each January, April, July and October commencing on __________, 2002 until ________, 2007 unless earlier re-paid in full by American United Global, Inc. ("AUGI"). The Notes are secured by a lien granted by AUGI on all of its assets. Those shareholders who own less than 100 shares will not be eligible to participate in this offering.

     Shareholders may exercise the  subscription  rights for a period of fifteen
(15) days beginning on __________, 2002 and ending at 5:00 p.m. New York time, on ________, 2002, unless such exercise period is extended by us, in our sole discretion, for up to an additional thirty (30) days.

     Purchasers of the Units may offer the common stock received in the Units and the common stock received upon conversion of the Notes, if any, for sale by use of this prospectus. See "Description of the Notes" on page 31 of this prospectus for a full description of the terms of the Notes and "Description of Securities" on page 33 for a full description of the underlying shares.

     AUGI will receive total net proceeds, after deducting various offering expenses, from the sale of the Units of approximately $2,900,000. AUGI will not receive any proceeds from the sale of the common stock or the common stock received upon any conversion of the Notes (the "Conversion Shares") by the selling holders thereof, who may sell the common stock or the Conversion Shares from time to time at prevailing market prices. The Notes will not be listed for trading. The Common Stock and the Conversion Shares may be traded on the Over-the-Counter Bulletin Board of the National Association of Securities Dealers, Inc. ("OTCBB") under the symbol AUGB. On January 4, 2002, the closing price of the common stock, as reported on OTCBB, was $1.95 per share.


                 These securities involve a high degree of risk.
                    See "Risk Factors" beginning on page 5.


                        ------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


------------------------------- ---------------------------- ---------------------------- ----------------------------
                                Offering Price               Underwriting discounts and   Proceeds to the Company(1)
                                                             commissions
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
Per Unit                        $666.00                      $0.00                        $666.00
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
Total                           $3,000,000.00                $0.00                        $3,000,000.00
------------------------------- ---------------------------- ---------------------------- ----------------------------


     (1) Before deducting expenses of the offering payable by AUGI estimated at $100,000.


                The date of this prospectus is January ___, 2002

                              TABLE OF CONTENTS
                                                               Page

Prospectus Summary........................................       1

Risk Factors..............................................       5

Capitalization............................................       8

Dividend Policy...........................................       9

Use of Proceeds...........................................       9

The Offering..............................................      10

Price Range of Securities.................................      11

Selected Financial and Operating Data.....................      13

Management's Discussion and Analysis of
Financial Condition and Results of Operations.............      14

Business and Properties...................................      18

Management................................................      21

Compensation Committee Interlocks and
   Insider Participation..................................      27

Certain Relationships and Related
   Transactions...........................................      28

Beneficial Ownership of Common Stock......................      30

Description of the Notes..................................      31

Description of Securities.................................      33

Certain Federal Income Tax Considerations.................      35

Plan of Distribution......................................      37

Legal Matters.............................................      37

Experts...................................................      37

Available Information.....................................      37

Index to Financial Statements.............................      F-1

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus.

                          American United Global, Inc.

     We are American United Global, Inc. ("AUGI"), a Delaware corporation which owns minority equity positions in five companies. Our primary equity position is our ownership of 1,222,586 shares, or approximately 36% of Western Power & Equipment Corp. ("Western"), and we are Western's largest stockholder. Prior to November 1, 2000, we owned 59.6% of Western, and Western was our operating subsidiary, engaged primarily in the distribution, rental and servicing of construction equipment.

     We intend to focus our business strategy on acquisitions of, joint ventures with or limited investments in, operating businesses in various sectors, although we have not yet identified any definitive opportunities.

     At our annual meeting of stockholders held on August 28, 2001, our stockholders approved a reverse stock split of 1-for-15, 1-for-20 or 1-for-25 with the precise ratio to be determined by our Board of Directors. On December 7, 2001, our Board of Directors declared a 1-for-25 reverse stock split. The reverse stock split became effective on December 17, 2001 (the "Effective Date") and each 25 shares of our common stock that was issued and outstanding immediately prior to the Effective Date was changed into one validly issued, fully paid and non-assessable share of our common stock without any further action by the holders of shares of our common stock. Where appropriate, references in this registration statement give effect to the 1-for-25 reverse stock split. Such change was also effective on December 17, 2001, see "Description of Securities". In addition, our shareholders approved the cancellation of 25 million shares of authorized, unissued Class A Common Stock. Such change was effective on August 28, 2001.

     Our offices are located at 11108 NE 106th Place, Kirkland, Washington 98033. Our telephone number is (425) 869-7410.


                                 The Offering




SECURITIES OFFERED                                           4,500 Units, at a purchase price of $666 per Unit. Each
                                                             Unit consists of a 7.5% Convertible Secured Promissory
                                                             Note for a principal amount of $666, and 1,332 shares
                                                             of our common stock.


SUBSCRIPTION RIGHTS                                          Each of our shareholders who own at least 100 shares of
                                                             common stock as of the close of business on _________,
                                                             2002 (the "Record Date")will be granted one
                                                             nontransferable right to purchase a Unit for every 100
                                                             shares of common stock owned on the Record Date.


STANDBY COMMITMENT                                           To the extent that the subscription rights are not
                                                             exercised by the shareholders, the Rubin Family
                                                             Irrevocable Stock Trust (the "Rubin Family Trust"), has
                                                             agreed to subscribe to purchase, in addition to those
                                                             Units purchased upon the exercise of its subscription
                                                             rights, any remaining Units, up to a total purchase
                                                             price of $1,000,000, or approximately 1,500 Units.  As
                                                             compensation for its standby commitment, the Rubin
                                                             Family Trust will receive a fee of $100,000 payable in
                                                             common stock.  If the Rubin Family Trust purchases such
                                                             number of Units under the standby commitment, the Rubin
                                                             Family Trust will become our majority and controlling
                                                             shareholder.


COMMON STOCK OUTSTANDING AS OF THE RECORD DATE               _____________ shares


COMMON STOCK OUTSTANDING AFTER THE OFFERING                  ______________, assuming the sale of all the Units
                                                             offered.  The number of shares of common stock
                                                             outstanding after the offering does not give effect to
                                                             the conversion of the Notes into common stock.


NO REVOCATION                                                If you exercise any rights, you are not allowed to
                                                             revoke or change the exercise or request a refund of
                                                             monies paid.

SUBSCRIPTION PERIOD                                          The offering will remain open for a fifteen (15) day
                                                             period from ____________, 2002 until__________, 2002, unless such period is extended by us, in our sole discretion,
                                                             for up to an additional 30 days. Shareholders who wish
                                                             to exercise their subscription rights must return the
                                                             completed subscription certificates along with their
                                                             payment, as instructed in the subscription
                                                             certificates, to us at: PMB 549, 218 Main Street,
                                                             Kirkland, Washington 98033, Attn: David M. Barnes, CFO,
                                                             no later than 5:00 p.m., New York time, on __________,
                                                             2002, unless the subscription period is extended by us
                                                             as described above.


WITHDRAWAL, AMENDMENT AND TERMINATION                        We reserve the right to withdraw, amend or terminate
                                                             this offering at any time for any reason. In the event
                                                             that the offering is withdrawn or terminated, we will
                                                             return all funds received from such subscriptions
                                                             (without interest).


REPAYMENT OF PRINCIPAL                                       The Notes have a term of five years, expiring on
AND INTEREST UNDER THE NOTES                                 ______, 2007, or unless earlier re-paid in full by
                                                             AUGI.  Interest under the Notes is payable quarterly in
                                                             arrears, on the first day of each January, April, July
                                                             and October commencing on __________, 2002 until
                                                             ________, 2007 unless earlier re-paid in full by AUGI.
                                                             We may pay interest due under the Notes in cash or
                                                             common stock in our sole discretion.  In the event that
                                                             we decide to pay the interest due under the Notes in
                                                             common stock, the price of the common stock at which
                                                             the payment will be made shall be the greater of $0.50
                                                             per share or the ten-day average closing price of the
                                                             common stock, as reported on the OTCBB, prior to the
                                                             date of payment.

                                      2

CONVERSION                                                   Shareholders will have the option to convert the
                                                             principal and interest under the Notes into common
                                                             stock.  Each dollar of principal and interest will be
                                                             convertible into two (2) shares of our common stock
                                                             (the "Conversion Shares") at the option of the holder
                                                             at any time after July 31, 2003, and before maturity of
                                                             the Notes, unless previously repaid by AUGI.


SECURITY INTEREST                                            The Notes are secured by a lien granted by us on all of
                                                             our assets, including 1,222,586 shares of Western Power
                                                             & Equipment Corp. owned by us.


PREPAYMENT                                                   We may elect to prepay the principal amount of the
                                                             Notes at any time, plus accrued interest.


ACCELERATION OF PAYMENT BY HOLDERS                           If an event of default occurs, the holders of at least
                                                             51% in principal amount of the Notes may accelerate
                                                             maturity and demand payment in full of all unpaid
                                                             amounts, plus expenses.  No assurance can be given that
                                                             we will be able to pay the amounts due under the Notes
                                                             if an event of default occurs.


USE OF PROCEEDS                                              We intend to use the proceeds of the offering to pursue
                                                             our acquisition strategy, and for working capital and
                                                             general corporate purposes.


LISTING FOR TRADING                                          The Notes will not be listed for trading.  The Common
                                                             Stock and the Conversion Shares may be traded on the
                                                             OTCBB under the symbol AUGB.


RISK FACTORS                                                 The securities offered hereby involve a high degree of
                                                             risk and investors should carefully consider the
                                                             information set forth under "Risk Factors," as well as
                                                             the other information and data in this prospectus.



                 Summary Financial and Operating Data

     The following Summary Condensed Financial Data for each of the years in the three-year period ended July 31, 2001, are derived from, and qualified by reference to our audited financial statements and should be read in conjunction with the audited financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein. The financial statements for the three year period ended July 31, 2001 are included elsewhere in this prospectus. The unaudited financial statements for the fiscal quarters ended October 31, 2001 and 2000 are derived from, and qualified by reference to our unaudited financial statements for these periods. Such unaudited financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America reflected in the consolidated financial statements for the preceding year included in the annual report on Form 10-K/A for the year ended July 31, 2001 filed with the Securities and Exchange Commission. All adjustments are of a normal recurring nature and are, in the opinion of management, necessary for a fair statement of the consolidated results for the interim periods.


                        Summary Condensed Financial Data

INCOME STATEMENT DATA:

                                                  QUARTER ENDED OCTOBER 31,                      YEAR ENDED JULY 31,
                                                      2001           2000                2001            2000           1999

                                                    -----          ------               -----           -----         ------

Net sales....................................         -              -                   -          $155,637,000    $163,650,000

Loss from continuing operations.....            $ (272,000)     $(1,217,000)        $(6,400,000)      (7,030,000)     (5,054,000)

Net loss per share:                                  (0.55)           (2.51)             (13.02)          (14.71)         (10.75)

Gain from discontinued operations...                  -               -                     -               -           1,989,000

Per Share                                             -               -                     -               -                4.23

Net loss ..........................               (272,000)      (1,217,000)         (6,400,000)      (7.030,000)      (3,065,000)

Net loss per share                              $    (0.55)     $     (2.51)        $    (13.02)    $     (14.71)    $      (6.52)



BALANCE SHEET DATA:
                                                       OCTOBER 31                                        JULY 31,

                                                  2001              2000                    2001         2000            1999
                                                ------             ------                  ------        -----           -----
Total assets..........................       $   1,629,000       $6,344,000             $1,724,000    $128,549,000   $142,909,000

Total liabilities......................          2,922,000        4,051,000              2,909,000     115,413,000    121,700,000

Working capital (deficit)...............        (2,374,000)       1,868,000             (2,137,000)    (17,579,000)   (16,751,000)

Shareholders' (deficit) equity..........     $  (1,293,000)      $2,293,000            $(1,185,000)   $  7,373,000    $12,797,000


Ratio of Earnings to Fixed Charges

     The ratio of earnings to fixed charges, (interest expense and one-third of real estate and vehicle lease payments, the assumed interest expense portion) is expressed as the ratio of: (1) fixed charges plus income from operations, to (2) fixed charges. The ratio was deficient for all periods listed below.

                             QUARTER ENDED
                              OCTOBER 31,                                         YEAR ENDED JULY 31,
                        2001            2000                2001           2000           1999         1998         1997
                        ----            ----                ----           ----           ----         ----         ----


Ratio                    <1              <1                  <1             <1            <1          <1             <1

Deficiency           $ 34,000       $ 149,000          $  248,000     $ 7,042,000    $ 6,260,000  $ 5,525,000   $ 4,296,000


                                  RISK FACTORS

     This prospectus contains forward-looking statements, including among others
(i) anticipated trends in AUGI's financial condition and results of operations, and (ii) AUGI's business strategy. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. In addition to other risks described elsewhere in this "Risk Factors" discussion, important factors to consider in evaluating such forward-looking statements include (a) changes in external competitive market factors or in AUGI's internal budgeting process which might impact trends in AUGI's results of operations; (b)unanticipated working capital or other cash requirements; (c) changes in AUGI's business strategy or an inability to execute its strategy due to unanticipated changes in the operations in companies AUGI has/or will acquire; and (d) various competitive factors that may prevent AUGI from competing successfully in the marketplace. In light of these risks and uncertainties, there can be no assurance that the events predicted in forward-looking statements will, in fact, transpire. An investment in the Units involves a high degree of risk. You should not acquire them unless you can afford the loss of your entire investment. As a prospective investor you should carefully consider all of the information contained in this prospectus, including the following risk factors:

Risks Associated with AUGI

     NO SIGNIFICANT OPERATIONS; WORKING CAPITAL DEFICIT. We currently do not have any significant business operations. We have had a working capital deficit for each of the three years ending July 31, 1999, 2000 and 2001. In addition, the cash, cash equivalents and marketable securities of $745,000 as at July 31, 2001 are not sufficient to fund current levels of operations through the end of fiscal 2002.

     OUR INABILITY TO SUCCESSFULLY COMPLETE THIS OFFERING AND RAISE THE EXPECTED PROCEEDS WOULD POTENTIALLY LEAVE US WITHOUT ADEQUATE WORKING CAPITAL WHICH COULD MATERIALLY IMPAIR OUR BUSINESS AND OPERATIONS. We are not generating adequate revenues to fund our operations and are experiencing operating losses. The amount of our cash, cash equivalents and marketable securities generally available to fund our working capital requirements, has diminished from $4,086,000 as of July 31, 2000, to $745,000 as of July 31, 2001 due to sales of marketable securities, most of which were at a loss, in order to provide working capital; and a significant decrease in the market value of the remaining marketable securities held by AUGI. In addition, cash, cash equivalents and marketable securities decreased by an additional $232,000 in the quarter ended October 31, 2001.

     POTENTIAL NEED FOR ADDITIONAL FINANCING. We may require additional capital in order to finance our current business strategy and operations. Sources of funds may include the issuance of common stock or preferred stock sold in a public offering or in private placements, debt securities or bank financing. There can be no assurance that we will be able to obtain capital on a timely basis, on favorable terms, or at all. If we are unable to obtain such financing, or generate funds from operations sufficient to meet our needs, we may be unable to implement our business strategy or may be required to cease all operations.

     DEPENDENCE ON KEY PERSONNEL. We depend to a significant degree upon the continuing contributions of our management. The loss of the services of our management could have a material adverse effect on our business and financial condition.

     CERTAIN PROVISIONS IN THE CERTIFICATE OF INCORPORATION; OBSTRUCTIONS TO CHANGE IN CONTROL. Our Certificate of Incorporation contains certain provisions that could have the effect of delaying or preventing a change of control of AUGI, which could limit shareholders' ability to dispose of their common stock at a premium in such transactions. The Certificate of Incorporation authorizes the Board of Directors to issue one or more series of preferred stock without stockholder approval, which stock could have voting and conversion rights that adversely affect the voting power of the holders of Common Stock. Moreover, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, this Section prohibits a publicly held Delaware corporation from engaging in a "business combination" (as defined) with an "interested stockholder" (as defined) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. This section may render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management. In addition, in certain cases, this section may prevent our shareholders from realizing a premium upon the sale of their shares in any tender offer or merger opposed by our management.

     BROAD DISCRETION IN APPLICATION OF PROCEEDS. If all of the Units are sold in this offering, we will receive proceeds of approximately $2,900,000, after deducting offering expenses. We intend to use such proceeds to implement our business strategy and for general corporate and working capital purposes. However, all proceeds received in connection with this offering may be expended at the discretion of our management. See "USE OF PROCEEDS."

     NO DIVIDENDS. We have not paid any dividends to date on our common stock and do not expect to declare or pay any dividends in the foreseeable future. We intend to retain future earnings for investment in our business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. Investors should, therefore, be aware that it is highly unlikely that any cash dividends will be paid on our common stock in the foreseeable future.

     DILUTIVE EFFECT OF POSSIBLE ISSUANCE OF ADDITIONAL OPTIONS. On October 3, 2000, the Board of Directors approved and adopted the 2001 Employee Stock Option Plan (the "2001 Plan"), which was authorized and ratified by our shareholders at our annual meeting on August 28, 2001. The 2001 Plan provides 7,500,000 shares of common stock underlying stock options available for grant thereunder, of which an aggregate of 124,400 options are issued and outstanding. Such issued options are exercisable for five years after issuance for $6.875 per share. The exercise of any such options may further dilute the net tangible book value of the common stock.

Risks Associated with this Offering

     WE MAY PAY INTEREST IN COMMON STOCK. We currently have no significant operations or revenue. As a result, we may not be able to pay the interest due under the Notes in cash. In such event, we may pay the interest in common stock. If we decide to pay the Interest due under the Notes by issuing common stock, the price of the common stock at which the payment will be made shall be the greater of $0.50 per share or the ten-day average closing price of the common stock, as reported on the OTCBB, prior to the date of payment. As of January 4, 2002, the last reported sales price of the common stock was $1.95.


     ASSETS UNDERLYING SECURITY INTEREST WILL NOT SATISFY REPAYMENT OF THE NOTES. At October 31, 2001 our total assets are valued at approximately $1,629,000. In the event that all of the Units are sold in this offering, and we issue Notes in an aggregate dollar amount of $3,000,000, our assets, as currently valued, would not satisfy our obligations under the Notes.

     NO REVOCATION. You are not allowed to revoke or change your exercise of rights after you send in your subscription forms and payment. If we cancel the offering, we are obligated only to refund payments actually received, without interest.

     FAILURE TO SUBSCRIBE WILL DILUTE YOUR OWNERSHIP INTEREST. If you choose not to exercise your subscription rights in full, your relative ownership interest will be diluted.

     STANDBY SUBSCRIPTION COMMITMENT. To the extent that the subscription rights are not exercised by the shareholders, the Rubin Family Trust has agreed to subscribe to purchase, in addition to the Units purchased upon the exercise of its rights, any remaining Units, up to a total purchase price of $1,000,000, or approximately 1,500 Units. If the Rubin Family Trust purchases such number of Units, the Rubin Family Trust will become our majority and controlling shareholder. In such event, the Rubin Family Trust could exert significant and controlling influence over all matters requiring approval by shareholders, including the election or removal of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of AUGI. This in turn could decrease the market price of our common stock or prevent our shareholders from realizing a premium over the market price for their shares of common stock.

     NEED TO ACT PROMPTLY AND FOLLOW SUBSCRIPTION INSTRUCTIONS. Shareholders who desire to purchase Units in the offering must act promptly to ensure that all required forms and payments are actually received by us prior to the expiration date, ________, 2002. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, we may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. We will not undertake to contact you concerning, or to attempt to correct, an incomplete or incorrect subscription form. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

     DEFAULT AND ACCELERATION. If we default, the Notes may be accelerated and our funds may be insufficient for their payment. If we fail to make timely payment of principal or interest on the Notes, fail to issue the common stock upon conversion of the Notes, or fail in certain other respects to comply with the technical provisions of the Notes, the holders may declare all unpaid obligations immediately due and payable. The Notes also become immediately due and payable if we file an action for bankruptcy, liquidation, reorganization, dissolution or winding up. Our ability to pay the amount due under the notes if they are accelerated will depend on the availability of sufficient funds. No assurance can be given that we will be able to pay the notes upon the occurrence of an event of default.

     NO MARKET FOR THE NOTES. There is no market for the Notes. The Notes will not be listed for trading on any stock exchange, or otherwise.



     DILUTIVE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE. The number of shares eligible for future sale will potentially dilute the price of our common stock. At January 4, 2002, 497,602 shares of our common stock, and 407,094 shares of Series B-1 Preferred Stock were outstanding (each 25 shares of which are convertible into one common share.), of which 445,771 shares of common stock and no shares of Series B-1 Preferred Stock were freely tradeable. 51,831 shares of common stock, and 407,094 shares of Preferred Stock were "restricted securities" as that term is defined in Rule 144 under the Securities Act. At that date, we also had outstanding options and warrants to acquire 227,000 shares of common stock. Beginning July 31, 2003, the Notes are convertible into common stock at a conversion rate of $1.00 of principal and interest for two (2) shares of common stock. If all 4,500 Units are sold and if all of the holders of the Notes convert their Notes into common stock, approximately 6,000,000 additional shares would be issuable upon conversion of the Notes. The issuance of substantial additional shares or sales of substantial amounts of the common stock in the public market could adversely affect the market price of the common stock. See "Description of Securities."


     FOR ALL OF THE FOREGOING REASONS AND OTHERS SET FORTH IN THIS PROSPECTUS, THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS PROSPECTUS. THE SECURITIES OFFERED HEREBY SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY.

                                 CAPITALIZATION

     The following table sets for the actual capitalization of AUGI as of October 31, 2001, (after giving effect to the 1-for-25 reverse stock split of our common stock), and as adjusted to give effect to the issuance and sale of the all of the Units offered hereby at an offering price of $666 per Unit. This table should be read in conjunction with the Financial Statements and the notes thereto included elsewhere in this Prospectus.



                                                                      Actual              As Adjusted
                                                                      ------              -----------

7.5% Convertible Notes, net of discount                                                      1,450,000

Series A Preferred Stock, $0.01 par value, 1,200,000
authorized, 0 issued and outstanding....................         $       -               $        -

Series B-1 Preferred Stock, $0.01 par value, 1,000,000                   4,000                  4,000
authorized, 407,043  issued and outstanding.............

Series B-2 Preferred Stock, $0.01 par value,500,000                          0                      0
authorized, 0 issued and outstanding....................

Common Stock, $0.01 par value, 40,000,000 authorized;                    5,000                 65,000
497,572 shares issued and outstanding; 6,497,572 shares
issued and outstanding as adjusted......................

Additional paid in capital..............................            50,390,000             51,780,000

Accumulated other comprehensive loss....................             (710,000)              (710,000)

Accumulated deficit.....................................          (50,982,000)           (50,982,000)
                                                                  -----------             ----------

   Total capitalization                                            (1,293,000)             1,607,000
                                                                   ==========             ==========

(1) The proceeds from the Rights Offering, reduced by issuance costs estimated by AUGI to be $100,000 will be credited to the 7.5% Convertible Notes, net of discounts and Common Stock and Additional paid in capital as reflected in the above table.

                                 DIVIDEND POLICY

     For the foreseeable future, we intend to retain earnings, if any, to assist in financing our business strategy. In the future, the payment of dividends by us on our common stock will also depend on our financial condition, results of operations and such other factors as the Board of Directors may consider relevant.

                                 USE OF PROCEEDS

     We estimate that the net proceeds from the sale all of the 4,500 Units will
be  approximately  $2,900,000,   after  deducting  estimated  expenses  of  this
offering. We intend to apply the proceeds of the offering, as follows:


Application                    Approximate Dollar Amount        Percentage
-----------                    -------------------------        ----------

Expansion and Acquisitions           $1,975,000                     68%

Working Capital                      $  925,000                     32%
                                        -------                     --

Total                                $2,900,000                    100%
                                     ==========                    ===


     Until applied as set forth above, all proceeds will be invested in U.S. Government obligations and securities or deposited in federally insured accounts of banks.

     Although we do not presently have any agreements or understandings to acquire any businesses, we intend to actively seek and investigate such opportunities as they become available. We would likely finance any such transaction with cash, the issuance of equity or debt securities, incurrence of indebtedness or any combination of the foregoing. To the extent that any such transaction would be paid for by us in cash, we intend to use a portion of the net proceeds from this offering.

     This discussion of Use of Proceeds represents our present intentions and best estimate with respect to the allocation of the proceeds of this offering based upon its present plans and business condition. We may require additional financing in the future to make acquisitions, continue our business strategy or finance and maintain businesses acquired by us. There is no assurance that unforeseen events or changed business conditions will not result in a different application of the proceeds of this offering.


DETERMINATION OF SUBSCRIPTION PRICE

     The subscription price of the Units was determined by our Board of Directors without any independent valuation or appraisal of the value of our common stock. The subscription price is not necessarily related to the assets, book value or net worth of AUGI or any other established criteria of value and may not be indicative of the fair value of the securities offered. In determining the subscription price, the Board of Directors considered, among other things, the historic and current market price of the common stock on the OTCBB (approximately $1.95 per share at January 4, 2002), our need for working capital, and the lack of alternative sources of capital available to us within a time frame reasonable to meet our financial needs.

                                  THE OFFERING

GENERAL

     Our shareholders, who own at least 100 shares of our common stock as of the close of business on _________, 2002 (the "Record Date"), will have the opportunity to purchase Units in this offering. Every 100 shares of our common stock will entitle the holder to receive one subscription right to purchase one Unit in the amount of $666. Each Unit consists of a 7.5% Convertible Secured Promissory Note in the principal amount of $666, and 1,332 shares of our common stock. We have not engaged an underwriter in connection with this rights offering. We intend to distribute on ____________, 2002, the subscription documents and copies of this prospectus to our shareholders, promptly following the effectiveness of the registration statement of which this prospectus forms a part. If the offering is fully subscribed, we expect to raise proceeds of approximately three million dollars ($3,000,000), before deducting costs of the offering.

     Our employees, officers and directors may solicit responses from shareholders receiving rights to purchase, but these persons will not receive any commissions or compensation for their services other than their normal employment or director compensation.

PURPOSE OF THE RIGHTS OFFERING

     Completion of this offering will enable us to raise up to approximately three million dollars($3,000,000), before deducting the costs of the offering. The primary purpose of this rights offering is to alleviate potentially serious liquidity and capital adequacy concerns. We do not currently have significant operations and currently own minor equity positions in five (5) companies. We are not generating adequate revenues to fund our operations and are experiencing operating losses. The amount of our cash, cash equivalents and marketable securities generally available to fund our working capital requirements, has diminished from $4,086,000 as of July 31, 2000, to $745,000 as of July 31, 2001
due to sales of marketable securities, most of which were at a loss, in order to provide working capital; and a significant decrease in the market value of the remaining marketable securities held by AUGI. In addition, cash, cash equivalents and marketable securities decreased by $232,000 in the quarter ended October 31, 2001. This lack of available cash has created increased operational and capital adequacy problems which we hope to alleviate through this offering. Our inability to complete this offering and raise the expected proceeds would potentially leave us without adequate working capital which could materially impair our future business and operations.

DESCRIPTION OF THE RIGHTS OFFERING

  Subscription Rights

     We are granting to each of our shareholders, who own at least 100 shares, one nontransferable subscription right for each 100 shares of common stock owned by the shareholder on the Record Date. Each right entitles the holder to purchase a Unit in the amount of $666. If all such shareholders fully exercise their subscription rights, we will issue Notes in an approximate aggregate principal amount of three million dollars ($3,000,000) and an approximate aggregate of 6,000,000 shares of common stock. We will not issue fractional shares. A shareholder who does not participate in the rights offering will experience ownership dilution. Our officers and directors, in their capacity as shareholders, will have the same rights to purchase shares in the rights offering as other shareholders.

     Shareholders cannot revoke their rights subscription certificates once submitted. Our board reserves the right to modify, withdraw or terminate the rights offering at any time prior to its consummation if it determines that such modification, withdrawal or termination is in our best interests.

DELIVERY OF SHARE CERTIFICATES

     As soon as practicable after receipt of funds from the exercise of the subscription rights, we will mail certificates for shares to shareholders whose rights subscription certificate have been accepted.

  How to Subscribe for Rights

     You may subscribe to purchase shares by completing and signing the rights subscription certificate which accompanies this prospectus and mailing or delivering it to us, together with the required payment set forth pursuant to the instructions regarding use of the subscription certificate. You should carefully read and follow such instructions. To be accepted, we must receive your rights subscription certificate before the expiration of the subscription period. Shareholders cannot revoke their rights subscription certificates once submitted to us.

     Funds should be remitted directly to us. You should make checks payable to:
American United Global, Inc. You should mail or deliver checks and completed rights subscription certificates to us at: PMB 549, 218 Main Street, Kirkland, Washington, 98033, Attn: David M. Barnes, CFO.

     Any shareholder who has not submitted a properly completed subscription certificate along with payment for the subscription price to us by 5:00 p.m., New York time, on ____________, 2002, unless such subscription period is extended by us, in our sole discretion, for up to an additional 30 days, shall forfeit their rights to subscribe in the rights offering.

     If you wish to exercise your subscription rights, but you or your broker do not have sufficient time to deliver the subscription certificate before the time your rights expire, you may exercise your rights by delivering your payment in full along with the notice of guaranteed delivery form included as part of your subscription documents.


  Acceptance of Subscriptions

     In addition to any rights subscriptions we do not accept because they are incomplete or otherwise not properly submitted, we may in our sole discretion elect to accept or reject all of the subscriptions in this rights offering before its expiration. We also reserve the right to amend the terms of, postpone or cancel the rights offering at any time prior to the expiration of the subscription period.

     We are entitled to resolve all questions concerning the timeliness, validity, form and eligibility of any exercise of rights. Our determination of these questions will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right because of any defect or irregularity.

     Subscription certificates will not be considered received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We have no duty to give notification of any defect or irregularity in connection with the submission of subscription certificates or any other required document. We will not incur any liability for failure to give such notification.

     We reserve the right to reject any exercise of subscription rights if the exercise does not fully comply with the terms of the rights offering or is not in proper form or if the exercise of rights would be unlawful.

PRICE RANGE OF SECURITIES

     On February 4, 1998, The Nasdaq Stock Market, Inc. ("Nasdaq") delisted our common stock and warrants (the "Public Warrants") from Nasdaq. Since such date, the principal market for trading our securities is the National Association of Securities Dealers Over-the-Counter Bulletin Board ("OTCBB"). The following table lists the high and low bid information for shares of our common stock on the OTCBB during the periods identified:

                            Common Stock
                           ------------
                       High               Low
                       ----               ---
Fiscal 2000
-----------
First Quarter             $7.75          $6.00

Second Quarter            18.00           4.50

Third Quarter             37.50          10.00

Fourth Quarter            21.875          5.3375

Fiscal 2001
----------

First Quarter             17.50           5.50

Second Quarter            14.845          3.125

Third Quarter              5.25           3.25

Fourth Quarter             4.50           2.25

Fiscal 2002
----------

First Quarter              3.50           1.75

Second Quarter
through January 4, 2002    2.50           1.125


     Since the Public Warrants were delisted from Nasdaq, they have been thinly traded on the OTCBB. It is our opinion that since February 4, 1998 price information for the Public Warrants is either unreliable or unavailable, and that trading activity since such date has been extremely sporadic, and that for such reasons any such price information may either be misleading, inaccurate, or not indicative of the true market price of the Public Warrants since such date. However, according to the most recent price information provided to us, the Public Warrants had a bid/ask price on January 4, 2002 of $4.00 and $8.00 respectively.

     In July 2001, we extended the exercise period of the Public Warrants from July 31, 2001 to July 31, 2003 and reduced the exercise price to $1.00. As a result of the reverse stock split effective December 17, 2001, each 25 Public Warrants are exercisable for 1 share of common stock.

     At January 4, 2002, 497,602 shares of our common stock, and 407,094 shares of Series B-1 Convertible Preferred Stock (each 25 shares of which are convertible into one common share.) were outstanding, of which 445,771 shares of common stock and no shares of Series B-1 Preferred Stock were freely tradeable. 51,831 shares of common stock, and 407,094 shares of Preferred Stock were "restricted securities" as that term is defined in Rule 144 under the Securities Act. At that date, we also had outstanding options and warrants to acquire 227,000 shares of common stock.

     At January 4, 2002 the last sale price of the Common Stock was $1.95 per share. Also at such date, AUGI had approximately 114 record holders of its Common Stock, approximately 1579 beneficial holders of its Common Stock and 6 beneficial holders of its Public Warrants.

                      SELECTED FINANCIAL AND OPERATING DATA

     The following Selected Financial and Operating Data for each of the years in the five-year period ended July 31, 2001, are derived from, and qualified by reference to our audited financial statements and should be read in conjunction with the audited financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein. The financial statements for the three year period ended July 31, 2001 are included elsewhere in this prospectus. The unaudited financial statements for the fiscal quarters ended October 31, 2001 and 2000 are derived from, and qualified by reference to our unaudited financial statements for these periods. Such unaudited financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America reflected in the consolidated financial statements for the preceding year included in the annual report on Form 10-K/A for the year ended July 31, 2001 filed with the Securities and Exchange Commission. All adjustments are of a normal recurring nature and are, in the opinion of management, necessary for a fair statement of the consolidated results for the interim periods.


    Income Statement Data (all figures in thousands, except per share data):

                              Quarter ended
                              October 31,                              Year ended July 31,

                            2001      2000       2001      2000     1999(1,2)  1998(1)    1997
                            ----      ----       ----      ----     ----       ----       ----

Net sales                 $   -     $  -       $   -     $155,637   $163,650  $163,478  $152,021

Loss from
continuing operations      (272)    (1,217)     (6,400)   (7,030)    (5,054)  (5,121)    (7,944)

Net loss                   (272)    (1,217)     (6,400)   (7,030)    (3,065)  (9,615)   (27,257)

Basic and Diluted Loss
 Per Share:

Loss from
continuing operations     (0.55)     (2.51)     (13.02)   (14.71)   (10.75)   (10.75)    (26.25)

Net loss                  (0.55)     (2.51)     (13.02)   (14.71)    (6.52)   (21.25)    (68.75)

                 Balance Sheet Data (all figures in thousands):

                                 October 31,                        July 31,
                                 2001    2000       2001     2000     1999     1998       1997
                                 ----    ----       ----     ----     -----    ----       ----

Total assets                   $ 1,629  $6,344     $1,724  $128,549 $142,409  $146,904   $144,723

Total liabilities                2,922   4,051      2,909  $115,413 $121,700  $121,914   $110,742

Working capital (deficit)       (2,374)  1,868     (2,137)  (17,579) (18,751)  (5,972)      2,467

Stockholders'(deficiency)equity (1,293)  2,293     (1,185)    7,373   12,797    15,862     24,101

     (1)  Includes loss from discontinued operations of the Technology Companies
     (2)  Includes a gain on disposal of $1,989.
     (3) For 2001, Western has been accounted for under the equity method, whereas in 1997 through 2000 Western was included in the consolidated financial statements of the Company.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     You should read the following discussion together with the financial statements and related notes included elsewhere in this Prospectus. The results discussed below are not necessarily indicative of the results to be expected in any future periods. To the extent that the information presented in this discussion addresses financial projections, information or expectations about AUGI or otherwise makes statements about future events, such statements are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. See "Risk Factors- Forward-Looking Statements" for further information about forward-looking statements.

         General Overview

     We own equity interests in five (5) operating entities. Our most significant interest is our 36% interest in Western Power & Equipment Corp. ("Western") which engages in the sale, rental and servicing of light, medium-sized and heavy construction, agricultural and industrial equipment, parts and related products. The major supplier to Western is Case Corporation and the items sold, rented and serviced include backhoes, excavators, crawler dozers, compactors, log loaders, street sweepers and forklifts. Western operates 18 facilities in Nevada, Oregon, Washington, California and Alaska and sells to contractors, governmental agencies and other customers primarily for use in the construction of residential and commercial buildings, roads, levees, dams, underground power projects and municipal construction.

     Prior to November 1, 2000, we were the majority shareholder of Western with a 59.6% ownership. The results of operations of Western were therefore consolidated with those of AUGI in all prior fiscal years. On November 1, 2000 we distributed 777,414 shares of Western common stock owned by AUGI pursuant to the final court approved settlement of the shareholder class action. As a result, our ownership in Western became 36% and our investment in Western has been accounted for under the equity method effective August 1, 2000.

     Our ownership in each of the other four entities is less than five percent and is not material to the financial statements.

     In previous years we engaged in other additional businesses such as the Technology Business and the Telecommunications and Construction Businesses, which have all since been discontinued. We were formerly a stockholder of the majority of the outstanding common stock of IDF International, Inc. through which it engaged in the Telecommunication and Construction Businesses, however, since early fiscal 1998 have been only a minority stockholder. TechStar and Hayden-Wegman, IDF's two operating subsidiaries, ceased operations in June 1999 and September 2000 respectively. During Fiscal 1998 and 1999, we either divested of all assets of, or otherwise discontinued all operations of, the Technology Businesses. Consequently, our operations during Fiscal 2000 consisted entirely of the Distribution Business which we engaged in through Western. Accordingly, the following discussion relative to fiscal 2000 and 1999 consists primarily of a discussion of Western.


Results of Operations


     The Three Months ended October 31, 2001 compared to the Three Months Ended October 31, 2000

     General and Administrative expenses totaled $175,000 for the three months ended October 31, 2001 compared to $853,000 for the three months ended October 31, 2000. The net decrease of $678,000 is primarily attributable to $532,000 of stock option compensation recorded in the fiscal 2000 quarter for which there is no comparable expense in the current year. The remaining decrease is due to reduced headcount and lower administrative expenses in the current year.

     Loss on sale of marketable securities was $192,000 for the current year's quarter, a decrease of $191,000 from $383,000 in the prior year's comparable period. The decrease is due to lower cash requirements in the current quarter than in the prior year resulting in fewer sales of securities at losses.

     Net interest expense of $34,000 in the quarter ended October 31, 2001 was a decrease of $115,000 from $149,000 in the prior year. The decrease is due to interest expense of $115,000 in the prior years quarter related to the shareholder settlement agreement, as amended in August 2000 for which there is no comparable expense in the current year.

     The Company has recorded a full valuation allowance against the deferred tax benefit for net operating losses generated, since in management's opinion the net operating losses do not meet the more likely than not criteria for future realization.

Fiscal Year 2001, as compared to fiscal 2000

     Our share of  Western's  fiscal  2001 loss was  $2,823,000  while in fiscal
2000, our share of Western's loss was $4,294,000. Western recorded a loss of $7,842,000 in fiscal 2001 and a loss of $7,198,000 in Fiscal 2000, however, the decrease in our proportionate share is due to the lower percentage of our ownership of Western.

     Selling, general and administrative expenses in fiscal 2001 were $1,214,000, an increase of $274,000 over fiscal 2000 which was $940,000 net of Western. The increase is primarily due to a bad debt reserve of $175,000 recorded in the current year for a note receivable from Ego Magazine.com, Inc. The note was issued to AUGI in January 2000 pursuant to a loan agreement and the borrower defaulted upon such note in April 2001. In addition, there were two additional employees during the first half of fiscal 2001.

     Interest expense in Fiscal 2001 was $248,000, slightly higher than the $238,000, net of Western's interest, recorded in fiscal 2000. Such amounts consist primarily of interest accrued on short term borrowings.

     Other income of $506,000 in 2001 is comprised of gains on settlements of $415,000 and an adjustment to the valuation of the final shareholder litigation settlement in the amount of $91,000 which was paid by Mr. Rubin during the third quarter of fiscal 2001. Other income in prior years consisted of net gains related to asset dispositions by Western.

Fiscal Year 2000, as Compared with Fiscal Year 1999

     Western reported net revenue for Fiscal 2000 of $155,637,000 compared with net revenue of $163,650,000 for Fiscal 1999. Stores opened longer than 12 months showed an overall revenue decrease of 4.9 percent from prior year revenue reflecting a general softening in economic conditions in the northwest along with increased competitive pressures. Western consolidated five of its facilities during fiscal 2000 into larger facilities in the region in order to reduce costs and leverage existing, larger facilities in the region to cover the territories previously served by the closed facilities.

     Western had a net loss for Fiscal 2000 of $7,198,000 or $2.18 per share compared with a net loss of $1,815,000 or $0.55 per share in Fiscal 1999. In Fiscal 2000, Western recognized a fourth quarter inventory charge of approximately $2,547,000 to provide allowances to recognize decreasing market prices on aged equipment in the last half of fiscal 2000. In addition, Western recorded a valuation allowance of $2,956,000 related to its deferred tax asset. Other income consists primarily of net gains related to asset dispositions by Western.

     Our share of Western's Fiscal 2000 loss was $4,294,000. We also accrued a loss of $1,434,000 on the transfer of 777,414 common shares of Western pursuant to the settlement of shareholder litigation (see note 10); recorded a full reserve of $364,000 in connection with advances to and investment in IDF and sold a patent having to do with certain technology previously developed by eXodus for a gain of $240,000. Exclusive of Western, we also incurred $940,000 of selling, general and administrative expenses (primarily salaries, taxes and professional fees) and $238,000 of net interest expense.

     Western's gross margin was 7.4 percent during Fiscal 2000 which is lower than its 8.9 percent gross margin during Fiscal 1999. Margins decreased in Fiscal 2000 due mainly to competitive pressures and the fourth quarter equipment reserve. Management continues to place a high priority on improving overall gross margins by working to increase higher margin service, parts, and rental revenues, focusing more sales efforts on specialty and niche product lines, and by obtaining higher prices for new and used equipment.

     Selling, general, and administrative expenses were $14,474,000 or 9.3 percent of revenues for Fiscal 2000 compared to $ 15,705,000 or 9.6 percent of sales for Fiscal 1999. The decrease was primarily due to a decrease of approximately $938,000 in expenses relative to shareholder litigation and bad debts in 2000 as well as generally lower expense levels at AUGI compared to the amount incurred in 1999 somewhat offset by higher expenses at Western which primarily were due to the costs of closing stores during the year.

     Net interest expense for Fiscal 2000 was $6,307,000, up from $5,329,000 in Fiscal 1999 primarily due to an increase in interest rates at Western and a decrease in interest income due to lesser principle amounts having been invested during fiscal 2000. In June 1997, Western obtained a $75 million inventory flooring and operating line of credit facility through Deutsche Financial Services ("DFS"). The facility is a three year, floating rate facility at rates as low as 50 basis points under the prime rate. Prime interest rates have increased from those in Fiscal 1999. Management of Western has used this facility to allow Western to take advantage of more purchase discounts and to lower overall interest expense.

Liquidity and Capital Resources

         General

     During Fiscal 2001 our cash, cash equivalents and marketable securities decreased by $3,341,000, from $4,086,000 to $745,000 net of the decrease attributable to no longer consolidating Western. This decrease was primarily due to sales of marketable securities, most of which were at a loss, in order to provide working capital and a significant decrease in the market value of the remaining marketable securities held by AUGI.

     During the quarter ended October 31, 2001, our cash, cash equivalents and marketable securities decreased by another $232,000 due to sales of marketable securities to fund operations as well as a decrease in value of certain securities held.

     Our cash, cash equivalents and marketable securities of $513,000 as of October 31, 2001 are not sufficient to fund current levels of operation for the next twelve months. In order to continue to operate through the end of fiscal 2002 and on into fiscal 2003, we will have to receive minimum proceeds of approximately $1,000,000 from the rights offering. In the event that such proceeds are not raised, we will have to obtain other financing or sell some or all of our share ownership in Western. In addition to the rights offering, we are actively pursuing other financing sources but have not obtained a commitment or agreement for any financing.

     In prior years, we invested substantially all cash and cash equivalents in money market funds, United States Treasury securities and similar instruments. We had sought to provide a high current return on its investments of cash and cash equivalents while preserving both liquidity and capital. The established policy guidelines for its investment portfolio included investments that include United States Treasury securities, United States government agency obligations, deposit-type obligations of United States banking institutions, repurchase agreements, United States denominated A1 grade commercial paper, United States money market funds and interests in mutual funds that invest in the above listed instruments. Concentration of the portfolio was limited to not more than 20% of the investment portfolio in the securities of any one bank, corporation or non-government issuer.

                           BUSINESS AND PROPERTIES

General

     We own minority equity positions in five companies. Our primary interest is our 36% ownership of Western Power & Equipment Corp. ("Western"). Prior to November 1, 2000, Western was our 59.6% majority owned operating subsidiary, engaged primarily in the distribution, rental and servicing of construction equipment. On November 1, 2000, we distributed 777,414 shares of Western common stock owned by us pursuant to the final court approved settlement of the shareholder class action. Due to the distribution of the Western shares, Western is no longer a majority owned subsidiary of ours. However, we are the largest stockholder of Western. We no longer consolidate the results of Western with our operations and effective as of August 1, 2000 account for our investment in Western using the equity method. All other equity positions held by us are each less than 5% and are recorded in the financial statements under the captions Investment in marketable securities and Other assets.

STRATEGIC GOALS

     We intend to focus our business strategy on acquisitions of businesses in various sectors. A portion of the proceeds from this offering will be used by us to implement our acquisition strategy. However, we have not yet identified any definitive acquisition candidates.

HISTORY

     AUGI was initially organized as a New York corporation on June 22, 1988 under the name Alrom Corp., and completed an initial public offering of securities in August 1990. The Company effected a statutory merger in December 1991, pursuant to which the Company was reincorporated in the State of Delaware under the name American United Global, Inc. ("AUGI").

Western

     Western commenced operations in November 1992 with the acquisition from Case of seven retail distribution facilities located in Oregon and Washington. Western became our subsidiary simultaneous with such acquisition. We held approximately 59.6% of the outstanding shares of Western common stock as of July 31, 2000. Pursuant to the final settlement of a shareholder class action, 777,414 shares of Western common stock owned by us were transferred to the class on November 1, 2000 and since that date we have continued to own approximately 36% of Western's outstanding common stock. We will grant a security interest in the shares of Western common stock owned by us to secure the repayment of the Notes.

 National O-Ring and Stillman Seal

     In  January  1996,  we sold all of the  assets of our  National  O-Ring and
Stillman Seal businesses, comprising the manufacturing business of AUGI, to Hutchinson Corporation ("Hutchinson") for $24,500,000 (the "Hutchinson Transaction"), of which $20,825,000 was paid in cash and the aggregate $3,675,000 balance was paid by delivery of two 24-month non-interest bearing promissory notes due and paid in January 1998.

The Technology Companies

Connectsoft

     Effective as of July 31, 1996, we acquired, through a merger with an acquisition subsidiary of AUGI consummated in August 1996 (the "Connectsoft Merger"), all of the outstanding capital stock of Connectsoft, Inc. for an aggregate of 976,539 shares of AUGI's Series B-1 Preferred Stock (the "Preferred Stock"). Such Preferred Stock does not pay a dividend, is not subject to redemption, has a liquidation preference of $3.50 per share over AUGI's Common Stock and votes together with AUGI's Common Stock as a single class on a one vote for one share basis. Each share of Preferred Stock was convertible into either one, two or three shares of Common Stock of AUGI if certain benchmarks for pre-tax income were achieved. As such benchmarks were not achieved, the Preferred Stock has been and is only convertible into Common Stock on a one-for-one basis. To date, 568,646 shares of Preferred Stock have been converted into an equal number of shares of Common Stock, and 407,893 shares of Preferred Stock remain outstanding. As a result of the reverse stock split effected December 17, 2001, each 25 shares of Preferred Stock outstanding are convertible into one share of common stock.

     On July 10, 1998, we entered into an agreement to sell substantially all of the assets of our Connectsoft Communications Corporation subsidiary, including the network operations center ("NOC"), to eGlobe, Inc. (eGlobe) As consideration, eGlobe issued approximately $2,000,000 (as valued) of its convertible preferred stock to us and assumed approximately $5,182,000 of Connectsoft liabilities and leases, of which about $2,900,000 are lease obligations guaranteed by AUGI. Although eGlobe is responsible for payment of the assumed liabilities, the assumption of such liabilities will not relieve AUGI from its guarantees until such liabilities have been paid. The sale to eGlobe was consummated in June 1999. Thereafter, in August 1999, the agreement with eGlobe was amended to reduce the conversion price of their preferred in return for AUGI's agreement to cancel the redemption feature of the preferred. This increased the number of eGlobe common shares into which the preferred could be converted from 1,000,000 to 1,923,000. We subsequently sold all shares of eGlobe owned by us.

Interglobe

     In September 1996, we acquired Interglobe for a purchase price of $400,000, and 32,000 shares of our Common Stock. The former stockholders of Interglobe also received four-year employment agreements with Interglobe and AUGI pursuant to which they received seven-year options to purchase an additional 32,000 shares of our Common Stock at an exercise price of $6.00 per share. All such options have since been canceled. In August 1998, we discontinued the operations of Interglobe.

 Exodus

     AUGI's Exodus subsidiary, had developed a proprietary software program, marketed as NTERPRISE, which allowed users to run WindowsTM application server software programs designed for the Microsoft TM Windows NT TM operating system developed by Microsoft on (i) users' existing Unix TM workstations, X-terminals and other X-windows devices which would otherwise not be Windows compatible, and
(ii) on older versions of Windows compatible workstations which are otherwise incapable of running the then newer versions of Microsoft compatible software. AUGI discontinued its Exodus operations in January 1998 following Microsoft's decision not to renew its license with Exodus.

 Seattle OnLine

     In November 1996, we acquired the assets of Seattle OnLine, Inc. ("Seattle OnLine"), a company engaged in providing a regional Internet/Intranet telecommunication service in the form of high bandwidth Internet connectivity and hosting for businesses in the Pacific Northwest. We purchased the Seattle OnLine assets for the sum of $147,000 in cash and 640 shares of our Common Stock which were used to settle certain creditor claims. We also issued to the former stockholders of such corporation warrants to purchase an aggregate of 13,333 shares of our Common Stock. Seattle OnLine ceased operations in August 1997 and its remaining assets were sold to a privately held company for $25,000 and shares of preferred stock of the acquiring company valued at approximately $50,000 on the closing date.

Other Acquisitions

 TechStar and IDF

     Effective  December 11, 1996,  we acquired  TechStar  Communications  Corp.
("TechStar"). In connection therewith we issued to the former TechStar stockholders an aggregate of 20,290 shares of our Common Stock, paid $780,000 in cash and delivered three year promissory notes aggregating $600,000. In a related transaction, in April 1997 we also acquired Arcadia Consulting, Inc., a company formed by Solon L. Kandel for the purpose of providing consulting services to clients in the wireless telecommunications industry. We paid $220,000 and issued 7,710 shares of Common Stock to Mr. Kandel.

     In August 1997, we sold TechStar to IDF, pursuant to an agreement and plan of merger, dated July 31, 1997 (the "IDF Merger Agreement"), among AUGI, TechStar, IDF and an acquisition subsidiary of IDF. Upon consummation of the transaction, we received 6,171,553 shares of IDF common stock, representing approximately 58% of the fully diluted outstanding IDF common stock, and as a result, for accounting purposes, AUGI was deemed to have acquired IDF.

     Robert M. Rubin, the Chief Executive Officer and Chairman of the Board of AUGI, was also a principal stockholder and a member of the board of directors of IDF. Prior to consummation of the transactions contemplated by the IDF Merger Agreement, Mr. Rubin converted an $800,000 loan previously made to IDF into preferred stock convertible into 400,000 shares of IDF common stock.

     During Fiscal 1998, additional IDF preferred shares were issued pursuant to a private placement and subsequently, the holders of all IDF preferred shares converted to IDF common shares. As a result, our ownership of IDF common stock was reduced to approximately 39%. Therefore, effective August 1, 1998, the results of operations of IDF were accounted for using the equity method.

     During Fiscal 2000 and 1999, we advanced IDF a total of $364,000 and $992,000, respectively. However, IDF throughout all of Fiscal 2000 experienced a significant decrease in revenue and was unable to obtain further financing. Due to these circumstances and the uncertainty of recovery, we recorded a full reserve in July 2000 against all advances to and investments in IDF.

     In April 1999, IDF discontinued the operations of TechStar and in September 2000 also discontinued the operations of Hayden/Wegman, Inc., its other wholly owned operating subsidiary, which was based in New York City.

Office Facilities

     We maintain an executive office at 11108 NE 106th Place, Kirkland, Washington 98033.

Employees

     As of January 4, 2002, we had two employees, both in management.

Legal Proceedings

     There are no pending material legal proceedings in which AUGI or any of its subsidiaries is a defendant, or to which any of their respective properties are subject, which either individually or in the aggregate may have a material adverse effect on the results of operations or financial position of AUGI.

     See "Transactions with ERD" as regards the 1998 shareholder litigation and settlement thereof.

     AUGI is the plaintiff in a lawsuit entitled American United Global, Inc. vs. Greenberg Traurig LLP which was filed in the circuit court of the 11th Judicial Circuit in and for Miami-Dade County, Florida, Case No. 99-23055 CA 06. The action is a professional liability action and alleges that damages and injuries were incurred by AUGI pursuant to improper counsel from the defendant. The case is currently in the discovery stage, and although there can be no assurance of an award of damages in AUGI's favor, we believe we will prevail in the case.

                                   MANAGEMENT

Directors and Executive Officers

     The following table sets forth our directors and executive officers:

Name              Age   Position

Robert M. Rubin         61   Chairman of the Board of Directors, President and
                             Chief Executive Officer

C. Dean McLain          48   Director and Executive Vice President and Chief
                             Executive Officer of Western

David M. Barnes         59   Vice President of Finance, Chief Financial Officer
                             and Director

Howard Katz             59   Director

Seymour Kessler         69   Director

Allen Perres            49   Director

Michael Metter          44   Director

     ROBERT M. RUBIN. Mr.Rubin has served as our Chairman of the Board of Directors since May 1991, and was our Chief Executive Officer from May 1991 to January 1, 1994. Between October 1990 and January 1, 1994, Mr. Rubin served as the Chairman of the Board and Chief Executive Officer of AUGI and its subsidiaries; from January 1, 1994 to January 19, 1996, he served only as Chairman of the Board of AUGI and its subsidiaries. From January 19, 1996 to the present, Mr. Rubin has served as our Chairman of the Board, President and Chief Executive Officer. Mr. Rubin was the founder, President, Chief Executive Officer and a Director of Superior Care, Inc. ("SCI") from its inception in 1976 until May 1986. Mr. Rubin continued as a director of SCI (now known as Olsten Corporation ("Olsten") until the latter part of 1987. Olsten, a New York Stock Exchange listed Company, is engaged in providing home care and institutional staffing services and health care management services. Mr. Rubin was Chairman of the Board and Chief Executive Officer and is a stockholder of ERD Waste Technology, Inc., a diversified waste management public Company specializing in the management and disposal of municipal solid waste, industrial and commercial non-hazardous waste and hazardous waste. In September 1997, ERD filed for protection under the provisions of Chapter 11 of the federal bankruptcy act. Mr. Rubin is also a Director of Western. We own approximately 36% of the outstanding common stock of Western. Mr. Rubin is also a director of Med-Emerg, Inc., a publicly-held Canadian management company for hospital emergency rooms and out-patient facilities. Mr. Rubin was also a director of StyleSite Marketing, Inc., which liquidated its assets for the benefit of secured creditors in January 2000. Mr. Rubin devotes approximately 35 hours per week to the business of AUGI.

     C. DEAN MCLAIN. Mr. McLain has served as our Executive Vice President since March 1, 1993, as a director since March 7, 1994, and President of Western since June 1, 1993. From 1989 to 1993, Mr. McLain served as Manager of Privatization of Case Corporation. From 1985 to 1989, Mr. McLain served as General Manager of Lake State Equipment, a distributor of John Deere construction equipment. Mr. McLain holds a B.S. degree in Business and Economics, and a Master's of Business Administration from West Texas State University. Mr. McLain devotes his full professional time to Western and included in such time is time spent on AUGI's business.

     DAVID M. BARNES. Mr. Barnes has served our Chief Financial Officer since May 15, 1996, and has been a director since November 8, 1996. Mr. Barnes is also presently a member of the Advisory Board of Interactive Imagination, Inc., a privately-held video game developer based in Seattle, WA. Mr. Barnes devotes the majority of his professional time to the business of AUGI.

     HOWARD KATZ. Mr. Katz has been a director since April 15, 1996, and was an Executive Vice President from April 15, 1996 through July 31, 1998. Since August 1998 to the present Mr. Katz has been the Chief Executive Officer of Imagine Networks, LLC., a New York City based privately held company which engages in advanced technology and software development.

     SEYMOUR KESSLER. Dr. Kessler has served as a Director since August 28, 2001 and has been a Director of Western since February 2, 2000. From January 1999 to the present Dr. Kessler has been co-Managing Director of RKP Capital Partners, a holding company for publicly and privately-held companies. Between 1996 and the present Dr. Kessler has been an active investor in various publicly and privately-held companies. From 1992 through 1996 Dr. Kessler was a founder, Chief Executive Officer and a director of Princeton Dental Management Corporation. Between 1982 and 1997 Dr. Kessler served on the Board of Trustees of University of Health Science Center, in Des Moines, IA. Dr. Kessler also has been a director of four nationally-chartered banks, including serving as Vice Chairman of the Board of Directors of Peterson Bank. Dr. Kessler is a former podiatric surgeon who since 1975 has held majority and minority interests and actively served in over 85 partnerships, privately-held and publicly-owned companies and institutions.


     ALLEN PERRES. Mr. Perres has served as a Director since August 28, 2001 and has been a director of Western since February 2, 2000. From January 1999 to the present Mr. Perres has been co-Managing Director of RKP Capital Partners, a holding company for publicly and privately-held companies. Mr. Perres is a partner in RB Partners, Inc., an investment banking firm for homebuilders, and has served in such capacity from 1994 to the present. Mr. Perres co-founded and managed that firm's commercial and residential mortgage unit, First Dearborn Mortgage Company, Inc., during such period.

     MICHAEL METTER. Mr. Metter has served as a Director since December 14, 2001. Since March 2001, Mr. Metter has been the President of RME International, Ltd., a holding company which has controlling interest in Flo Weinberg Ltd and RSI Industries. Mr. Metter also currently consults a broad range of businesses, including IT communications and media businesses, on mergers, acquisitions, restructuring, financing and other matters. From October 1998 to February 2001, Mr. Metter was a principal of Security Capital Trading, Inc, and a principal at Madison Capital from September 1997 to October 1998. Prior thereto, Mr. Metter was the President of First Cambridge Securities from October 1994 to August 1997.

Committees of the Board

     At present, the Board of Directors has three committees, the Compensation Committee, the Audit Committee, and the Corporate Governance Committee.

     The Compensation Committee's duties include the review of the compensation for all employees and the granting of options under our stock option plans that may exist and be in effect from time to time. The Compensation Committee presently consists of Messrs. McLain, Kessler and Perres.

     The Audit Committee's duties include the review of our financial statements, budget, and its' financing arrangements as well a review of its internal financial controls. The Audit Committee presently consists of Messrs. Kessler and Perres.

     The Corporate Governance Committee's duties include the review of corporate governance matters including proposed amendments to the Certificate of Incorporation and bylaws and the conduct of meetings of directors, committees of the Board of Directors and of stockholders. The Corporate Governance Committee consists of Messrs. Barnes and Rubin.



    SUMMARY COMPENSATION TABLE

     The following table sets forth the amount of all compensation paid by us for services rendered during each of our previous three fiscal years ended July 31, 2001, 2000, and 1999 to each of our most highly compensated executive officers whose total compensation exceeded $100,000.



                             ANNUAL COMPENSATION              LONG-TERM COMPENSATION
                             -------------------              ----------------------
                                                              AWARDS
                                                              ------       NUMBER OF
NAME AND           FISCAL    SALARY     BONUS    OTHER        RESTRICTED   SECURITIES     LTIP          ALL OTHER
PRINCIPAL          YEAR        ($)               ANNUAL       STOCK        UNDERLYING     PAYOUTS       COMPENSATION
POSITION                                         COMPENSATION AWARD(S)   OPTIONS/SARS#(3) ($)               ($)
--------          -----     -------   -------    ---------------------     --------       ---           ----------
                                                 ($)          ($)          SARS(#)

Robert M. Rubin    2001      425,000    -0-      -0-          -0-          -0-            -0-           -0-
Chairman,          2000      400,000    -0-      -0-          -0-          10,000         -0-           -0-
President and      1999      375,000    -0-      -0-          -0-          -0-            -0-           -0-
Chief Executive
Officer(1)

David M. Barnes    2001      150,000    -0-      -0-          -0-          -0-            -0-           -0-
Chief Financial    2000      140,000    -0-      -0-          -0-           4,000         -0-           -0-
Officer and        1999      125,000    -0-      2,000        -0-          -0-            -0-           -0-
Director

C. Dean McLain (2) 2001      390,000    -0-      -0-          -0-          -0-            -0-           -0-
Executive Vice     2000      200,000    -0-      -0-          -0-           2,260         -0-           -0-
President and      1999      290,000    -0-      -0-          -0-          -0-            -0-           -0-
Director;
President of
Western


     (1) Includes $150,000 paid under Mr. Rubin's Consulting Agreement with Western during Fiscal 1999 and Fiscal 2000 and $200,000 in fiscal 2001.

     (2)  All compensation paid by Western.

     (3)  Accounts for the 1-for-25 reverse stock split.

STOCK OPTION PLANS

OPTION GRANTS IN FISCAL 2001

     On October 3, 2000, the Board of Directors cancelled our 2000 Stock Option Plan and approved the 2001 Stock Option Plan, which was authorized and ratified by our stockholders at our annual meeting held on August 28, 2001. As of January 4, 2002, there are 124,400 options currently issued and outstanding under the 2001 Plan, such number of options gives effect to our 1-for-25 reverse stock split, effective December 17, 2001.

       Option Grants to Named Executive Officers in Last Fiscal Year

     The following table sets forth certain information with respect to all outstanding stock options issued during 2001 to our executive officers named in the previous table.

                                   Individual Grants


                                              Percent
                                              of Total
                                              Options                                             Potential
                           Number of          Granted                                         Realizable Value
                          Securities             to                                           At Assumed annual
                          Underlying         Employees                                         Rates of Price
                            Options          In Fiscal        Exercise    Expiration          Appreciation for
Name                        Granted(1)          Year           Price(1)      Date                Option Term
----                        -------             ----           -----         ----                -----------

                                                                                              5%            10%


Robert M. Rubin               33,600           58.3%           $6.875       10/03/05        $67,536     $141,120

C. Dean McLain                12,000           20.8%           $6.875       10/03/05        $24,120      $50,400

David M. Barnes               12,000           20.8%           $6.875       10/03/05        $24,120      $50,400


          (1) Such information accounts for our 1-for-25 reverse stock split effective December 17, 2001.



     The following table provides information concerning the exercise of stock options during the last completed fiscal year by each named executive officers, and the fiscal year-end value (as of July 31, 2001) of unexercised options held by each such person. None of these options have been exercised as of January 4, 2002.

                          Aggregated Options Exercised
                         in Last Fiscal Year and Fiscal
                             Year-End Option Values
                                                                  Value of
                                                Number of        Unexercised
                                               Unexercised      In-the-Money
                       Shares                  Options/SARs     Options/SARs
                     Acquired on    Value       at FY-End        at FY-End
Name                 Exercise (#)  Realized    Exercisable      Exercisable

Robert Rubin               -0-       -0-        33,600            $0

David Barnes               -0-       -0-        12,000            $0

C. Dean McLain             -0-       -0-        12,000            $0


THE 2001 STOCK OPTION PLAN

     The 2001 Plan was adopted by the Board of Directors on October 3, 2000 and as of such date 227,000 options were granted and on such date all previously issued and outstanding options granted under the 2000 Plan were cancelled. 112,000 of the options granted on October 3, 2000 were subsequently cancelled by the Board if Directors.

     The 2001 Plan replaces the 2000 Plan which was cancelled by the Board of Directors on October 3, 2000. The 2000 Plan was previously adopted by the Board of Directors as of December 7, 1999, and replaced the 1996 Stock Option Plan (the "1996 Plan") which had been adopted by the Board of Directors on April 25, 1996, and amended on July 10, 1996. As of January 4, 2002, options to purchase 124,400 shares of Common Stock in the aggregate, of which 71,600 are incentive stock options, have been granted to our employees, directors and outside consultants under the 2001 Plan.

     The purpose of the 2001 Plan is to provide additional incentives to our directors, officers, employees and consultants who are primarily responsible for the management and growth of AUGI. Each option shall be designated at the time of grant as either an incentive stock option (an "ISO") or a non-qualified stock option (a "NQSO"). The Board of Directors believes that the ability to grant stock options to employees which qualify for ISO treatment provides an additional material incentive to certain key employees.

     The Company previously had three other employee stock option plans, the 1991 Stock Option Plan (the "1991 Plan"), the 1996 Plan and the 2000 Plan. All options granted under the 1991 Plan and 1996 Plan were cancelled prior to or as of December 7, 1999. All options granted under the 2000 Plan were cancelled on October 3, 2000.

ADMINISTRATION OF THE PLAN

     The 2001 Plan may be administered by the full Board of Directors or by the Compensation Committee, which determines which eligible persons will be granted options, when options will be granted, the number of shares to be subject to options, the durations of options, any conditions to the exercise of options and the manner in and price at which options may be exercised. The Compensation Committee is authorized to amend, suspend or terminate the 2001 Plan. However, except for adjustments resulting from changes in capitalization, the Compensation Committee requires shareholder approval to (i) increase the maximum number of shares that may be issued pursuant to the exercise of options granted under the 2001 Plan; (ii) grant an option with an exercise price less than 85% of the fair market value of the underlying Common Stock at the time of grant;
(iii) change the eligibility  requirements  for  participation in the 2001 Plan;
(iv) extend the term of any option or the period during which any option may be granted under the 2001 Plan; or (v) decrease an option exercise price (although an option may be cancelled and a new option granted at a lower exercise price).

SHARES SUBJECT TO THE PLAN

     The 2001 Plan currently provides that options may be granted to purchase up to 7,500,000 shares of Common Stock, subject to adjustment upon certain changes in capitalization without receipt of consideration by AUGI. In addition, if we are involved in a merger, consolidation, dissolution or liquidation, the options granted under the 2001 Plan will be adjusted or, under certain conditions, will terminate, subject to the right of the option holder to exercise his option or a comparable option substituted at our discretion prior to such event. If any unexercised option expires or terminates for any reason, the non- purchased shares subject to such unexercised option will be available again for the purposes of the 2001 Plan.

PARTICIPATION

     Any employee, director, consultant, or representative of AUGI is eligible to receive ISOs or NQSOs granted under the 2001 Plan. Non-employee directors, consultants or representatives may only receive NQSOs.

OPTION PRICE

     The exercise price of each option shall be determined by the full Board of Directors or by the Compensation Committee. However, the exercise price of each option on the date the option is granted may not be less than (i) 100% of the fair market value of the Common Stock underlying an incentive stock option on the date of grant, or (ii) 85% of the fair market value of the Common Stock underlying a non-qualified stock option on the date of grant. If an incentive stock option is to be granted to an employee who holds over 10% of the total combined voting power of all classes of the Company's capital stock, then the exercise price may not be less than 110% of the fair market value of the Common Stock covered by the option on the date the option is granted.

TERMS OF OPTIONS

     The full Board of Directors or the Compensation Committee shall, in its discretion, fix the term of each option, provided that the maximum term of an option shall be 10 years. ISOs granted to an employee who owns over 10% of the total combined voting power of all classes of capital stock of AUGI shall expire not more than five years after the date of grant. The 2001 Plan provides for the earlier expiration of options in the event of certain terminations of employment of the holder.

RESTRICTIONS ON GRANT AND EXERCISE

     An option may not be transferred other than by will or the laws of descent and distribution and, during the lifetime of the option holder, may be exercised solely by him. The aggregate fair market value (determined at the time the option is granted) of the shares of Common Stock as to which an employee may exercise ISOs in any one calendar year may not exceed $100,000. The full Board of Directors or the Compensation Committee may impose other conditions to exercise as it deems appropriate.

TERMINATION

     The 2001 Plan will terminate on October 3, 2010, unless terminated earlier by the Board of Directors or the Compensation Committee.


Employment, Incentive Compensation and Termination Agreements

     ROBERT M. RUBIN. Mr. Rubin is employed as our Chairman of the Board of Directors. Mr. Rubin is so employed pursuant to an amended and restated employment agreement, dated as of June 3, 1998 and as most recently amended as of December 7, 1999 (the "Restated Agreement") for a term expiring December 7, 2004. The Restated Agreement provides for a minimum base salary payable to Mr. Rubin of $225,000, incentive bonuses consisting of 10% of the sale price in excess of AUGI's basis, up to a maximum aggregate bonus of $3,000,000, to be paid to Mr. Rubin contingent upon our ability to dispose of our common stock of either eGlobe, Inc. or Western and receive net aggregate proceeds in excess of $3,000,000 from the sale of the shares of either eGlobe or Western shares, and 10,000 incentive stock options. No incentive bonus was earned in fiscal 2001 or 2000. In December, 2001, Mr. Rubin agreed to waive the foregoing incentive bonus clause in his contract. Mr. Rubin was granted 33,600 incentive stock options on October 3, 2000 under the 2001 Plan, which options are immediately exercisable for five years at $6.875 per share.

     Mr. Rubin is also engaged by Western, pursuant to a consulting agreement, which expires on July 31, 2007. Under the consulting agreement with Western, Mr. Rubin is paid $200,000 annually plus reimbursement for his business expenses.

     C. DEAN MCLAIN. C. Dean McLain serves as the President and Chief Executive Officer of Western pursuant to a ten-year employment agreement expiring July 31, 2005. Pursuant to such agreement, Mr. McLain received an annual base salary, payable monthly, of $290,000 per annum in Fiscal 1999 and $300,000 per annum in Fiscal 2000. For each of the fiscal years ending 2001 through 2005, Mr. McLain's base salary shall be $390,000 plus a cost of living adjustment. In addition, Mr. McLain is entitled to receive certain incentive bonus payments equal to one and one half percent (1 1/2 %) of each fiscal years adjusted consolidated pre-tax income of Western in excess of $1,750,000 provided, that the maximum amount of the Incentive Bonus payable by Western to Mr. McLain shall not exceed $150,000 in any such fiscal year. Mr. McLain was also granted 12,000 incentive stock options on October 3, 2000 under the 2001 Plan, which options are immediately exercisable for five years at $6.875 per share.

     HOWARD KATZ. Howard Katz is a director of AUGI. Mr. Katz received salary severance of $32,500 in Fiscal 2001 and $78,000 in Fiscal 2000, and $91,738 in salary severance and other compensation during Fiscal 1999. Prior to July 31, 1998, Mr. Katz served as our Executive Vice President since April 15, 1996 and received an annual base salary of $185,000 for Fiscal 1998. In addition, on October 3, 2000 Mr. Katz received 14,000 stock options under the 2001 Plan, which are immediately exercisable for five years at $6.875 per share.

     DAVID M. BARNES. David M. Barnes is a director and Chief Financial Officer of AUGI. In Fiscal 2001 Mr. Barnes received total compensation of $150,000. In Fiscal 2000 Mr. Barnes received total compensation of $140,000. In Fiscal 1999 Mr. Barnes received a base salary of $125,000 and certain executive benefits which brought his total Fiscal 1999 compensation to $127,000. In Fiscal 2002 Mr. Barnes will continue in these capacities with a base salary of $160,000 plus certain executive benefits. Between May 15, 1996 and July 31, 1998 Mr. Barnes received an annual salary of $150,000. In addition on October 3, 2000 Mr. Barnes received 12,000 incentive stock options under the 2001 Plan, which options are immediately exercisable for five years at $6.875 per share.

               COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During Fiscal 2001 the Board of Directors' Compensation Committee (the "Compensation Committee") met once.

     Mr. Rubin's annual compensation, identified in the Summary Compensation Table, was determined by his employment agreements with AUGI, which were approved by the Board of Directors. Mr. Rubin's employment agreement was amended in December 1999 and is now for a five year term expiring December 7, 2004. For information concerning Mr. Rubin's Restated Agreement, see "Employment, Incentive Compensation and Termination Agreements." Mr. Rubin also entered into a consulting agreement with Western. Mr. McLain's annual compensation was set by his amended employment agreement with Western. See "Employment, Incentive Compensation and Termination Agreements."

     No director of AUGI is paid to attend Board meetings, although they are reimbursed for their actual expenses. While Mr. Rubin serves on the Compensation Committees of the Boards of Directors of other publicly held corporations, no executive officers or directors of such companies serve on AUGI's Compensation Committee. The Compensation Committee reviews the compensation for all employees and the granting of options under all of our employee stock option plans that may exist and be in effect from time to time, and presently consists of Messrs. McLain, Kessler and Perres.

Compensation Committee Report On Executive Compensation

     The Board of Directors has been largely responsible for AUGI's executive compensation policy in prior years and the Compensation Committee met once during Fiscal 2001. The Board believes that offering its senior executive officers employment agreements is the best way to attract and retain highly capable employees on a basis that will encourage them to perform at increasing levels of effectiveness and to use their best efforts to promote the growth and profitability of AUGI and its subsidiaries. The Board believes this enabled it to concentrate on negotiating particular employment contracts rather than establishing more general compensation policies for all management and other personnel. AUGI believes that its compensation levels as to all of its employees were comparable to industry standards. Currently, Mr. Rubin is AUGI's only senior executive officer employed under a contract approved by the full Board of Directors. See "Executive Compensation-Employment, Incentive Compensation and Termination Agreements."

     In setting levels of compensation under such employment contracts and in approving management's compensation of all other Company employees, the Board of Directors evaluates AUGI's overall operations, the contribution of particular individuals to AUGI's performance and industry compensation standards. A significant percentage of the compensation that could be paid to each of Messrs. Rubin and McLain under their respective employment agreements is tied to the achievement of prescribed levels of pre-tax income or specific performance goals. See "Employment, Incentive Compensation and Termination Agreements," above.

Limited Liability of Directors

     In accordance with the Delaware General Corporation Law, AUGI has included a provision in its Certificate of Incorporation to limit the personal liability of its directors for violations of their fiduciary duties. The provision eliminates such directors' liability to AUGI or its stockholders for monetary damages, except for any breach of the directors' duty of loyalty to AUGI or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payment of dividends or unlawful stock purchases or redemptions, or for any transaction from which any director derived an improper personal benefit.

     This provision protects AUGI's directors against personal liability for monetary damages arising from breaches of their duty of care. Directors remain liable for breaches of their duty of loyalty to AUGI and its stockholders and for the specific matters set forth above, as well as for violations of the federal securities laws. The provision has no effect on the availability of equitable remedies such as injunction or rescission. Additionally, these provisions do not protect a director from activities undertaken in any capacity other than that of director.

Indemnification of Officers and Directors

     AUGI's bylaws provide for indemnification of its officers and directors to the fullest extent permitted by the Delaware General Corporation Law in effect at the time of a claim for indemnification. Such indemnification applies to any threatened, pending or contemplated suit or proceeding arising by reason of such person acting as an officer or director of AUGI or its affiliates.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling AUGI pursuant to the foregoing provisions, AUGI has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with ERD Waste Corp.

     We incurred a loss of approximately $5,000,000 as a result of certain transactions entered into with ERD Waste Corp. ("ERD") in Fiscal 1997. On September 30, 1997, ERD filed for reorganization under Chapter 11 of the federal bankruptcy laws. We have recorded a $5,000,000 net loss in connection with these transactions, which included making available for ERD's benefit a $4,400,000 letter of credit and making an additional $500,000 loan, for Fiscal 1997.

     In June 1998 a stockholder class action (the "Class Action") was filed against AUGI's directors alleging breaches of fiduciary duty and loyalty to AUGI and its stockholders in connection with a letter of credit guarantee by AUGI for ERD Waste Corp. ("ERD") and the delisting of AUGI's Common Stock and publicly-traded warrants from NASDAQ in February 1998. During Fiscal 1997 AUGI paid $4,400,000 pursuant to its guarantee for ERD, which sought protection from creditors under Chapter 11 of the federal bankruptcy laws on September 30, 1997. Final judicial approval of a settlement was received in August 1999, pursuant to which AUGI has paid $2,500,000 (the "Class Payment") to members of the stockholder class.

     The Class Payment was paid in the form of $600,000 in cash (consisting of proceeds from AUGI's directors' and officers' liability insurance policy) and $1,900,000 in the form of 777,414 shares of common stock (valued at approximately $2.44 per share) of Western owned by AUGI. These shares were distributed on or about November 1, 2000 and thereupon AUGI recognized a loss (accrued at July 31, 2000) of $1,434,000 representing the difference between the book value of the transferred shares and their market value as calculated pursuant to the settlement agreement. AUGI presently owns approximately 36% of the outstanding Western common stock.

TRANSACTIONS WITH OTHER AFFILIATES

     During Fiscal 1999 and Fiscal 2000 AUGI provided financing to IDF, a minority-owned subsidiary in the amounts of $992,000 and $364,000, respectively. These funds were used for working capital, the payment of certain delinquent taxes and other liabilities of Hayden/Wegman, Inc., an IDF subsidiary, and costs related to the discontinuation of operations of the TechStar subsidiary. AUGI took a full reserve against these advances at July 31, 2000 due to IDF's significant decrease in revenue and its inability to obtain further financing. In September 2000, IDF discontinued the operations of Hayden / Wegman.

     Mr. Rubin was a director of IDF until August 1999 and owned 874,659 shares of IDF common stock, representing approximately 9.0% of the then outstanding IDF common stock after giving effect to the IDF Merger, and including Mr. Rubin's conversion of an $800,000 loan previously made to IDF into preferred stock convertible into an additional 400,000 shares of IDF common stock, prior to his transfer of such shares to the Rubin Family Trust. Subsequent the IDF Merger, Mr. Rubin served as Chairman of the Board of Directors of IDF until August 1999.

INTERTECH TRANSACTION

     On March 19, 2001, pursuant to a share purchase agreement (the "Intertech Agreement") by and among AUGI, Intertech Capital, Inc. ("Intertech"), Jeffrey M. Berman ("Berman"), Eric Staffin ("Staffin") and Peter Gregory Saridakis ("Saridakas") (Berman, Staffin and Saridakas are collectively referred to as the "Purchasers"), AUGI sold an aggregate of 500,000 shares of common stock of Intertech, par value $.0001 per share (the "Intertech Shares") to the Purchasers, which Intertech Shares constituted all of the issued and outstanding capital stock of Intertech. In connection therewith, AUGI issued to: (i) Berman 825,000 warrants to purchase shares of AUGI's common stock (the "Warrants");
(ii) Staffin 166,667 Warrants; and (iii) Saridakis 83,333 Warrants, all which are immediately vested, expire on March 19, 2006, and are exercisable at $0.275 per share. As a result of the reverse stock split effective December 17, 2001, each 25 Warrants is exercisable for one share of common stock. In consideration for the Intertech Shares and the Warrants, each of the Purchasers terminated their respective employment agreements with AUGI, released AUGI from any obligations with respect to the employment agreements, including past due and accrued salaries, and terminated and waived all right to any stock options granted by AUGI. In addition, Berman and Staffin resigned as officers and/or directors of the Company.

     Simultaneous with the closing of the Intertech transaction AUGI purchased approximately 5.4% of Intertech's then issued and outstanding capital stock in consideration for the transfer of 79,895 shares of common stock of New Media Technology, Inc. owned by the AUGI.

                      BENEFICIAL OWNERSHIP OF COMMON STOCK

     The table below sets forth, to the best of our knowledge, certain information regarding the beneficial ownership of shares of our Common Stock by:

          (1) each beneficial owner of more than five percent (5%) of the total number of outstanding shares of the Common Stock;

          (2)  each of our directors;

          (3)  each of our executive officers; and

          (4)  all of our directors and executive officers as a group.

     Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares. The table does not include options or SARs that have not yet vested or are not exercisable within 60 days of the date hereof.

Name and Address*                                              Number of Shares                Percentage of
of Beneficial Owner               Office(s)                    Beneficially Owned(1)           Common Stock (1)
-------------------               ---------                    ---------------------           ----------------
Robert M. Rubin                   Director, President, Chief            33,680(2)(6)                6.3
                                  Executive Officer and
                                  Chairman of the Board

C. Dean McLain                    Director, Executive                   12,000(3)                   2.4
4601 N.E. 77th Avenue             Vice-President and
Suite 200                         President of Western
Vancouver, WA 98662               Power and Equipment Corp.

Howard Katz                       Director                               14,000 (4)                  2.8

David M. Barnes                   Chief Financial Officer                12,000 (5)                  2.4
                                  Vice President of Finance
                                  and Director

Rubin Family Irrevocable                                                 49,831 (6)                 10.0
Stock Trust
25 Highland Blvd.
Dix Hills, NY 11746

Jeffrey Berman                                                           33,000 (7)                  6.2

Seymour Kessler                   Director                               10,000 (8)                  2.0

Allen Perres                      Director                               10,000 (9)                  2.0

Michael Metter                    Director                               10,000 (10)                 2.0

All Directors and Executive
Officers as a Group (7 persons)                                         101,680                     17.0

          * Unless otherwise indicated, the address of each such beneficial owner is 11108 N.E. 106th Place, Kirkland, Washington 98033.

          1) Pursuant to the rules and regulations of the Securities and Exchange Commission, shares of Common Stock that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person shown in the table. All stock options and warrants mentioned in (2) through (10) below are immediately exercisable.

          (2) Includes (a) 80 shares of Common Stock owned by Mr. Rubin and (b) incentive stock options issued to Mr. Rubin under the 2001 Plan on October 3, 2000 to acquire 33,600 shares for five years after
               issuance   at  an  exercise   price  of  $6.875  per  share.

          (3) Includes incentive stock options to acquire 12,000 shares of Common Stock granted to Mr. McLain under the 2001 Plan on October 3, 2000 for five years after issuance at an exercise price of $6.875 per share. Mr. McLain's continuing employment is governed by the terms of his employment agreement with Western.

          (4) Includes incentive stock options granted to Mr. Katz under the 2001 Plan on October 3, 2000 to purchase 14,000 shares of Common Stock for five years after issuance at an exercise price of $6.875 per share.

          (5) Includes incentive stock options granted to Mr. Barnes under the 2001 Plan on October 3, 2000 to purchase 12,000 shares of Common Stock for five years after issuance at an exercise price of $6.875 per share.

          (6) Robert M. Rubin, a grantor of the Rubin Family Irrevocable Stock Trust (the "Trust"), does not have any voting power over, and disclaims beneficial ownership of, the shares of Common Stock held by the Trust.

          (7) Includes a warrant to purchase up to 33,000 shares of Common Stock issued to Mr. Berman pursuant to the Share Purchase Agreement between AUGI and Intertech Capital, Inc dated March 19, 2001. The warrant was issued in consideration for the cancellation of all options granted to Mr. Berman under the 2001 Plan on October 3, 2000. The warrant is exercisable for five years at $6.875 per share.

          (8) Includes 10,000 non-qualified stock options, which vested upon Dr. Kessler's election to the Board of Directors on August 28, 2001. Such options are exercisable for five years after issuance for $6.875 per share.

          (9) Includes 10,000 non-qualified stock options, which vested upon Mr. Perres' election to the Board of Directors on August 28, 2001. Such options are exercisable for five years after issuance for $6.875 per share

          (10) Includes 10,000 non-qualified stock options, which vested upon Mr. Metter's appointment to the Board of Directors on December 14, 2001. Such options are exercisable for five years after issuance for $1.25 per share

                            DESCRIPTION OF THE NOTES

     The following summary of certain provisions of the Notes does not purport to be complete and is subject to and is qualified in its entirety by reference to the form of Note, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by this reference.

General

     The Notes are secured obligations of AUGI in an aggregate maximum principal amount of $3,000,000 and mature on _____________, 2007. The Notes bear simple interest at the annual rate of 7.5%, payable quarterly in arrears, on the first day of each January, April, July and October commencing on __________, 2002 until ________, 2007 unless earlier re-paid in full by AUGI. Interest on the notes will be paid on the basis of a 360-day year of twelve 30-day months.

     Payment of principal and interest on the Notes may be made by AUGI in cash or check. Interest payments may also be made, in AUGI's sole discretion, in the form of common stock. Interest payments will be mailed to the holder's address as furnished to AUGI, and principal payments will be made upon maturity or earlier repayment and surrender of the Note(s) to AUGI. If we decide to pay the interest under the Notes by issuing common stock, the price of the common stock at which the repayment will be made shall be the greater of $0.50 per share or the ten-day average closing price of the common stock, as reported on the OTCBB, prior to the date of repayment.

Conversion Rights

     The Notes are convertible into common stock, at the option of the holder, at any time commencing on July 31, 2003 until the close of business on the business day preceding the day the Notes are paid in full, if not earlier prepaid by AUGI. Each dollar of principal and interest due under the Notes, at the time of conversion, is convertible into two (2) shares of common stock of AUGI ("Conversion Rate").

The Conversion Rate is subject to adjustment on the occurrence of any of the following events, each of which is called an adjustment event:

          -    the subdivision of its outstanding common stock,

          - the combination of its outstanding common stock into a smaller number of shares, and

          -    the   issuance   of  any   shares   of  its   capital   stock  by
               reclassification of its common stock, including any such reclassification in a consolidation or merger in which AUGI is the continuing corporation, unless in connection with a merger, consolidation or similar transaction, the Notes are converted into the equivalent kind and amount of securities, cash or other assets, and with equivalent adjustments, as would have been owned if the note had been converted immediately prior to the transaction.

      No adjustment need be made, however, if

          - in each case the holder is permitted to participate in the transaction on a basis no less favorable than any other party and at a level which would preserve holder's percentage equity participation in the common stock upon conversion of the note, or

          - the sales of common stock are pursuant to a company plan for reinvestment of dividends or interest, the granting or exercise of options under existing stock option plans, the exercise of any other outstanding options or authorized warrants.

     In the case of each adjustment event, the Conversion Rate shall be adjusted to reflect the dilutive effect of the adjustment event on the Conversion Rate. Adjustments are made successively whenever an adjustment event occurs, and are effective immediately after the effective date in the case of a subdivision, combination or reclassification. Any adjustment of less than 1% of the Conversion Rate will not be made, but will be carried forward and taken into account in any subsequent adjustment. AUGI will promptly mail a notice of adjustment to all holders, stating the facts requiring the adjustment, the adjusted Conversion Rate, the manner of computing it and the effective date of the adjustment.

     Upon a partial conversion of the principal amount of a Note, shares of common stock will be issued in accordance with the Conversion Rate for that portion of the principal amount of the Note so converted, and a new Note will be issued for the balance of the principal amount.

Security Interest

     The Notes are secured by a lien granted by AUGI on all of its assets, including 1,222,586 shares of Western.

     If at any time during the term of the Notes, we sell, or otherwise dispose of the Western Shares, any proceeds received from such disposition will be allocated by us for the repayment of principal and interest due under the Notes.

Prepayment

     We may prepay the Notes or any portion thereof, together with accrued interest to the date fixed for repayment, at any time after notice to the holders. Notice of such repayment shall be given to the holders not less than 10 days before the date fixed for repayment. No sinking fund is provided for the notes. Notes called for repayment will be convertible in common stock until the close of business on the day before the repayment date.

Rights upon an Event of Default

      An "event of default" consists of:

          1. the failure by AUGI to make a timely payment of principal or interest on the Note when due and payable, which failure remains uncured for a period of 30 days after notice has been given by a holder to AUGI,

          2. AUGI's failure to be in material compliance with its covenant to issue the common stock upon a holder's conversion of the Notes in accordance with their terms,

          3. AUGI's failure to be in material compliance with or neglect to perform any of the provisions of the Note, which failure remains uncured for 30 days after notice has been given by the holder to AUGI,

          4. the commencement of any bankruptcy, receivership, winding up or liquidation of the affairs of AUGI or any of its subsidiaries, which remains undismissed for a period of 90 consecutive days, or

          5. the institution of bankruptcy, custodianship, receivership or similar action by or with the consent of AUGI.

     The occurrence of an event of default described in 4 or 5 above shall result in all obligations due under the Notes becoming immediately due and payable without notice. If an event of default described in 1 through 3 above shall occur, the holders of at least 51% in principal amount of the Notes may at their option by notice to AUGI declare all unpaid obligations immediately due and payable. In addition to the obligations remaining unpaid under the Notes, all reasonable costs and expenses of collection and enforcement of the Note shall be payable by AUGI.

     AUGI's ability to pay the obligations due under the Notes upon the acceleration of their maturity will depend on the availability of sufficient funds. Accordingly, AUGI may not be able to meet its obligations under the Notes upon the occurrence of an event of default.

Form, Denomination and Transfer

     The Notes shall be issued in denominations of $666 or integral multiples thereof up to a total offering amount of $3,000,000. No transfer shall be valid unless effected on AUGI's books by the registered holder in person or by an attorney duly authorized in writing, and similarly noted on the Note. AUGI may charge a holder a reasonable fee for any re-registration, transfer or exchange of the Notes.

No Market for the Notes

     The Notes have not been and will not be listed for trading on any recognized market.

Governing Law; Modification

     The Notes are construed in accordance with, and the rights of the parties thereto shall be governed by, the laws of the State of Delaware. The Notes may be modified only by a writing signed by the holder and AUGI, and then only to the extent set forth in such writing and only in the specific instance for which it is given. No forbearance, delay or failure to exercise any right or remedy by a holder of a note will operate as a waiver of or acquiescence in any default.

                            DESCRIPTION OF SECURITIES

     The following description is qualified in all respects by reference to AUGI's Certificate of Incorporation and all amendments thereto and AUGI's Bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

GENERAL

     The Company is authorized by its Certificate of Incorporation to issue an aggregate of 40,000,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), and 2,700,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), of which Preferred Stock: (a) 1,200,000 shares of Preferred Stock are designated as Series A voting and redeemable Preferred Stock, $.01 par value per share (the "Series A Preferred Stock"); (b) 1,000,000 shares are designated as Series B-1 voting and convertible Preferred Stock (the "Series B-1 Preferred Stock"); and (c) 500,000 shares are designated as Series B-2 non-voting and convertible Preferred Stock (the "Series B-2 Preferred Stock").

     At our annual meeting of stockholders held on August 28, 2001, our stockholders approved a reverse stock split of 1-for-15, 1-for-20 or 1-for-25 with the precise ratio to be determined by our Board of Directors. On December 7, 2001, our Board of Directors declared a 1-for-25 reverse stock split. The reverse stock split became effective on December 17, 2001 (the "Effective Date") and each 25 shares of our common stock that was issued and outstanding immediately prior to the Effective Date was changed into one validly issued, fully paid and non-assessable share of our common stock without any further action by the holders of shares of our common stock.

COMMON STOCK

     Our Certificate of Incorporation authorizes us to issue 40,000,0000 shares of Common Stock, having a par value of $.01 per share.

     Holders of the Common Stock are entitled to one vote per share and, subject to the rights of the holders of the Preferred Stock (discussed below), to receive dividends when and as declared by the Board of Directors and share ratably in the our assets legally available for distribution in the event of the liquidation, dissolution or winding up of AUGI.

     Holders of the Common Stock do not have redemption or conversion rights, nor do they have any preemptive rights. In the event we were to elect to sell additional shares of its Common Stock following the date of this Prospectus, purchasers of the shares offered hereby would have no right to purchase additional shares of such stock. As a result, their percentage of equity interest in AUGI would be diluted.

     The shares of common stock comprising the Units will be, when issued and paid for, fully paid and not liable for further call or assessment.

     Holders of the Common Stock do not have cumulative voting rights, which means that the holders of more than half of the shares of Common Stock (subject to the rights of the holders of the Preferred Stock) can elect all of the Company's Directors, if they choose to do so. In such event the holders of the remaining shares would not be able to elect any Directors. The Board is empowered to fill any vacancies on the Board created by the resignation of Directors.

     Except as otherwise required by the Delaware General Corporation Law, all shareholder action is taken by vote of a majority of the shares of Common, and Series B-1 Preferred Stock voting as a single class present at a meeting of shareholders at which a quorum (a majority of the issued and outstanding shares of the Company's Common and Series B-1 Preferred Stock) is present in person or by proxy.

PREFERRED STOCK

    THE SERIES A PREFERRED STOCK.

     Pursuant to our Certificate of Incorporation, AUGI is authorized to issue a maximum of 1,200,000 shares of Series A Preferred Stock. In July 1991, the company issued all of such 1,200,000 shares of Series A Preferred Stock to Robert M. Rubin. Mr. Rubin exchanged all of his shares of Series A Preferred Stock for a 10% $1,200,000 principal subordinated note of AUGI in February 1994. There are currently no outstanding shares of Series A Preferred Stock.

    THE SERIES B PREFERRED STOCK.

     AUGI is authorized by its Certificate of Incorporation to issue a maximum of 1,500,000 shares of Series B Preferred Stock in one or more series, containing such rights, privileges and limitations, including voting rights, conversion privileges and/or redemption rights, as may, from time to time, be determined by the Board of Directors. The Board of Directors has created two series, the Series B-1 and B-2. As of December 17, 2001, there were 407,094 shares of Series B-1 Preferred Stock issued and outstanding and no shares of Series B-2 Preferred Stock issued and outstanding.

     SERIES B-1 PREFERRED STOCK. Series B-1 Preferred Stock does not pay a dividend, is not subject to redemption, has a liquidation preference of $3.50 per share over the common stock and votes together with the common stock as a single class on a one share for one vote basis. As a result of the 1-for-25 reverse stock split, each 25 shares of Series B-1 Preferred Stock is convertible into one share of common stock at the holder's option.

     SERIES B-2 PREFERRED STOCK. On January 8, 1997, the Company completed a private placement (the "Series B-2 Placement") of 400,000 shares of Series B-2 Preferred Stock, paying a 7% cumulative quarterly dividend with a liquidation preference of $25.00 per share over the common stock (the "Series B-2 Preferred Stock"). All Series B-2 Preferred Stock was converted into approximately 2,616,000 shares (pre-split) of Common Stock at conversion prices between $3.31 and $5.37 per share by September 1997. There are currently, and since September 1997 have been, no outstanding shares of Series B-2 Preferred Stock.


    PUBLIC WARRANTS

     The Public Warrants were initially issued pursuant to a Warrant Agreement between the AUGI and North American Transfer Company, as warrant agent, and were in registered form. Corporate Stock Transfer & Trust Company is AUGI's current warrant agent. Each of the Public Warrants entitled the registered holder to purchase one share of Common Stock at a price of $7.50 per share until June 30, 1997. AUGI has extended the expiration date on the Public Warrants on three occasions on May 21, 1997, July 21, 1999, and July 13, 2001. In addition, on July 13, 2001 the exercise price was reduced to $1.00 per share. The Public Warrants currently expire on July 31, 2003, unless exercised, or the expiration date is further extended by AUGI. As a result of the 1-for-25 reverse stock split, each 25 Public Warrants is exercisable for one share of common stock.

     The Public Warrants are subject to redemption by AUGI at a redemption price of $.10 per warrant upon 15 days' prior written notice, provided that the average last trade price of the Common Stock as reported on the NASDAQ-NMS System (or the average closing bid price if the Common Stock is not traded on the NASDAQ-NMS System) equals or exceeds $8.75 per share for either (i) any 20 consecutive trading days ending not more than 25 and not less than five trading days prior to the date upon which notice of redemption is given, or (ii) with the written consent of the Underwriter of the public offering in which the Public Warrants were issued, Chatfield Dean, Inc., any 10 consecutive trading days ending not more than 15 and not less than five trading days prior to the date upon which notice of redemption is given.

     The holders of the Public Warrants have certain anti-dilution protection upon the occurrence of certain events, including stock dividends, stock splits, and reclassifications. The holders of the Public Warrants have no right to vote on matters submitted to the stock holders of AUGI and have no right to receive dividends. The holders of the Public Warrants are not entitled to share in the assets of AUGI in the event of liquidation, dissolution or the winding up of AUGI's affairs.

OTHER WARRANTS

     The investors in the 1997 Private Placement received Private Placement Warrants to purchase an aggregate of 350,000 Shares at an exercise price equal to the Closing Date Average Price of $8.58 per Share, which Private Placement Warrants expire on January 11, 2002 to the extent unexercised. As a result of the reverse stock split, every 25 Private Placement Warrants are exercisable for one share of common stock.

     All of the above warrants are subject to anti-dilution protection (resulting in adjustments to the exercise price and the number of underlying shares which may be acquired) upon the occurrence of certain events, including stock dividends, stock splits and reclassifications.


Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is Corporate Stock Transfer & Trust Co., Denver, Colorado.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion has been prepared by AUGI to present the material federal income tax considerations under generally applicable current law of the acquisition, ownership, conversion and disposition of the notes and the acquisition, ownership and disposition of any common stock which is received as part of the Unit or on the conversion of a Note, for persons who acquire the Notes and hold those Notes and any such common stock as capital assets. It does not, however, discuss the effect of (1) special rules, such as those which apply to tax-exempt organizations, insurance companies, financial institutions, persons who hold the notes or common stock in connection with a straddle or dealers or (2) any foreign, state or local tax law. Accordingly, each prospective purchaser of Units is advised to consult its own tax advisor regarding the matters discussed herein in light of its particular circumstances, the application of state, local and foreign tax laws, and the fact that such laws change from time to time.

     The following statements are based upon the Internal Revenue Code of 1986, as amended, existing regulations thereunder and the current judicial and administrative interpretations thereof.

Ownership by U.S. Persons

     The following applies to a person who is a citizen or resident of the United States, a corporation or partnership created or organized in the United States or any state thereof or an estate or trust the income of which is includible in income for United States federal income tax purposes regardless of its source.

Interest on Notes

     The stated interest on a note will be taxable as ordinary income at the time interest is paid or accrued in accordance with the holder's method of accounting for United States federal income tax purposes.

     If a note is acquired at a "market discount," gain realized on a taxable disposition and certain nontaxable dispositions thereof will be treated as interest income to the extent of the theretofore unrecognized accrued market discount. Subject to a de minimis exception, "market discount" with respect to a
Note is equal to the excess of (1) the stated redemption price at maturity of the note over (2) the holder's initial basis in the note. Any market discount accrues on a ratable basis or, at the election of the holder, on the basis of a constant interest rate, and a holder of a market discount note may elect to include the market discount in its income as that market discount accrues. If a holder converts a market discount note into common stock, the theretofore unrecognized accrued market discount on that note will not, in general, be recognized, but will be treated as ordinary income on the later disposition of that common stock to the extent of any gain recognized at that time on the disposition of that common stock.

Conversion of Notes

     A holder  generally  will not recognize gain or loss on the conversion of a note into common stock except that it will recognize a capital gain or loss as a result of the receipt of cash in lieu of a fractional share equal to the amount of cash reduced by the basis of the portion of the note in respect of which that cash was paid. The basis of the common stock that is received on the conversion will be the adjusted basis of the note which was converted at the time of conversion increased by any gain that is recognized, decreased by any loss that is recognized and decreased by any cash that is received. The holding period of that common stock will include the holding period of the converted note.


Sale or Exchange of Notes or Common Stock

     Gain or loss will be recognized on the sale or exchange of the notes or of common stock in an amount equal to the difference between

          (1) the amount of cash and the fair market value of any other property received by the holder, excluding, in the case of the notes, any amount representing accrued interest, which will be taxable as such, and

          (2)  the holder's adjusted basis in the property sold or exchanged.

     Any such gain, other than gain characterized as interest under the market discount rules, or loss with respect to a note or common stock will be a capital gain or loss.

Dividends on Common Stock

     Distributions, if any, on the common stock will be dividends to the extent of the current or accumulated earnings and profits of AUGI, then a nontaxable return of capital reducing the holder's adjusted basis in the common stock until such adjusted basis is reduced to zero and finally an amount received in exchange for the common stock. Dividends paid to domestic corporations may qualify for the dividends received deduction subject to the limiting provisions that apply thereto. Dividends may only be issued at the discretion of the Board of Directors. However, for the foreseeable future, we intend to retain any earnings.

Ownership by Non-U.S. Holders

     The following applies to a person who is not a U.S. holder and to the income received thereby, such as interest, dividends and gain or loss on disposition, with respect to notes and common stock which is not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States. Any such effectively connected items of income will be subject to the United States federal income tax that applies to U.S. holders generally, and, in the case of such a non-U.S. holder that is a foreign corporation, those items also will be subject to the branch profits tax.

Interest on Notes

     Interest paid on notes to a non-U.S. holder will not be subject to United States federal income tax or to withholding in respect thereof if:

          (1) the beneficial owner, or if certain requirements are satisfied, a member of a class of financial institutions, certifies, under penalties of perjury, that the beneficial owner is not a U.S. holder and provides the beneficial owner's name and address,

          (2) the non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all classes of stock of AUGI entitled to vote, common stock into which a note can be converted is constructively owned for these purposes,

          (3) the non-U.S. holder is not a controlled foreign corporation with respect to which AUGI is a "related person" within the meaning of
               Section 864(d)(4) of the Code, and

          (4) the non-U.S. holder is not a bank holding the notes as a result of an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business. Accrued market discount on a note is not treated for these purposes as interest income. If the foregoing conditions are not satisfied, then the interest will generally be subject to United States federal income tax withholding at a rate of 30% or any lower rate that is provided by any applicable treaty.

Sale or Exchange of Notes or Common Stock; Conversion of Notes

     A non-U.S. holder generally will not be subject to United States federal income tax on gain recognized on the sale or exchange of notes or common stock or on the conversion of a note unless

          (1) the holder is an individual who is present in the United States for 183 or more days in the taxable year and certain other conditions are satisfied or

          (2) AUGI is a "United States real property holding corporation," as defined in Section 897 of the code, and certain exceptions do not apply.

Dividends on Common Stock

     Any distribution on common stock to a non-U.S. holder will be subject to United States federal income tax withholding at a rate of 30% or any lower rate which is provided by any applicable treaty.

Estate Tax

     An individual non-U.S. holder of a note will not be required to include the value of such note in his gross estate for United States federal estate tax purposes, provided that such holder did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of stock of AUGI and, at the time of such holder's death, payments of interest on such note would not have been effectively connected with the conduct by such holder of a trade or business in the United States. An individual non-U.S. holder who is treated as the owner, or has made certain lifetime transfers, of an interest in the common stock will be required to include the value thereof in his gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax with respect thereto, unless otherwise provided by an applicable estate tax treaty.

Backup Withholding; Information Reporting

     A noncorporate U.S. holder holding notes or common stock and any non-U.S. holder failing to provide a certificate that it is not a U.S. holder will be subject to backup withholding at the rate of 31% with respect to interest paid on the notes, dividends paid on common stock and the proceeds of any sale, exchange or redemption thereof if the payee fails to furnish a taxpayer identification number and in certain other circumstances. Any amounts so withheld will be allowed as a refund or a credit against the holder's United States federal income tax liability, provided that certain information is furnished to the Internal Revenue Service. Information reporting will be required with respect to a payment of proceeds from the sale or exchange of notes or common stock through a foreign office of a broker that is a United States person or of certain foreign brokers unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no actual knowledge to the contrary.

                              PLAN OF DISTRIBUTION

     We are offering rights to purchase the Units directly the our shareholders who own at least 100 shares of common stock as of the Record Date. We have not employed any brokers, dealers or underwriters in connection with this offering and no commissions, fees or discounts will be paid in connection with it. Certain of our officers and other employees may solicit responses from you, but such officers and other employees will not receive any commissions or compensation for such services other than their normal employment compensation.

     On or about _________, 2002, we will distribute copies of this prospectus to those shareholders who owned at least 100 shares of our common stock on the Record Date. The prospectus will mailed via U.S. mail to each shareholder, at the address listed in the records of Corporate Stock Transfer & Trust Company, our transfer agent, or delivered to ADP for distribution to the non-objecting beneficial owners of our shares of common stock. We do not undertake any responsibility for verifying or otherwise confirming such addresses. If you wish to subscribe for the Units, you should follow the procedures described under 'Subscription Procedures.'

     Holders may sell the Common Stock and Conversion Shares in the over-the-counter market or otherwise at prices that represent or relate to then prevailing market prices or are negotiated, by purchase by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus. Sales may also be made in ordinary brokerage transactions and transactions in which a broker solicits purchasers, and block trades in which a broker-dealer so engaged will attempt to sell the securities as agent but may take a position and resell a portion of the block as principal to facilitate the transaction. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     We may suspend the use of this prospectus and any supplements hereto in certain circumstances because of pending corporate developments or a need to file a post-effective amendment. In any such event, we will use its reasonable efforts to ensure that the use of the prospectus may be resumed as soon as practicable.

                                  LEGAL MATTERS

     The validity of the issuance of the securities offered hereby will be passed upon for us by Gersten, Savage & Kaplowitz, LLP, New York, New York.

                                     EXPERTS

     The financial statements as of July 31, 2001 and 2000 and for the three years in the period ended July 31, 2001 included in this registration statement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

     We have filed a registration statement on Form S-1 to register with the SEC the Units, and the Notes and common stock included therein, and Conversion Shares which may be issued upon the conversion of the Notes. This prospectus is part of that registration statement. As allowed by the SEC's rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

     We file annual, quarterly and other information with the SEC. You may read and copy any reports, statements and other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call 1 (800) SEC-0330 for further information on the public reference rooms. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

                          AMERICAN UNITED GLOBAL, INC.

                              FINANCIAL STATEMENTS


                                      INDEX



                                                                   Page

Report of Independent Accountants .......................           F-2

Consolidated Balance Sheets .............................           F-3

Consolidated Statements of Operations and
 Comprehensive Income (Loss).............................           F-4

Consolidated Statements of Shareholders' (Deficit)Equity.           F-5

Consolidated Statements of Cash Flows ...................           F-6

Notes to Consolidated Financial Statements ..............           F-7

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Stockholders of American United Global, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of American United Global, Inc. and its subsidiaries at July 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred losses from operations and has had a working capital deficit for each of the years ending July 31, 1999, 2000 and 2001. Further, as discussed in Note 1 to the financial statements, the Company requires additional funds to continue its operations. Such factors raise doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 1. The financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.


PricewaterhouseCoopers LLP

Portland, Oregon November 5, 2001
except for the reverse stock split information in Note 1 as to which the date is December 17, 2001


                  AMERICAN UNITED GLOBAL, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                                                                                                      JULY 31,
                                                                                                      --------
                                                                                                2001           2000
                                                                                                ----           ----
                                         ASSETS

Current assets:
   Cash and cash equivalents............................................................  $      519,000  $   1,281,000
   Investment in marketable securities..................................................         226,000      3,629,000
   Trade accounts receivable, less allowance for doubtful accounts of $724,000..........            -        17,347,000
   Inventories (Note 4).................................................................            -        58,297,000
   Prepaid expenses and other receivables...............................................          27,000        478,000
   Deferred tax asset (Note 7)..........................................................            -         2,273,000
   Receivable from Chairman (Note 10)...................................................            -           299,000
   Notes receivable (Note 10)...........................................................            -         1,161,000
                                                                                               ---------      ---------

       Total current assets.............................................................         772,000     84,765,000

   Property and equipment, net (Note 5).................................................            -         9,450,000
   Rental equipment fleet, net (Note 5).................................................            -        26,076,000
   Leased equipment fleet, net (Note 5).................................................            -         4,975,000
   Intangibles and other assets, net of accumulated amortization of $683,000............            -         2,858,000
   Other assets.........................................................................         250,000        425,000
   Investment in Western Power & Equipment Co...........................................         702,000           -
                                                                                          --------------  -------------

                                                                                          $    1,724,000  $ 128,549,000
                                                                                          ==============  =============
                          LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY

Current liabilities:
   Borrowings under floor financing lines (Note 6)......................................  $         -     $  14,768,000
   Short-term borrowings (Note 6).......................................................       1,500,000     69,171,000
   Current portion of capital lease obligations (Note 10)...............................            -            17,000
   Accounts payable.....................................................................          39,000     10,810,000
   Accrued liabilities..................................................................       1,370,000      5,097,000
   Income taxes payable (Note 7)........................................................            -           581,000
   Due to shareholders (Note 10)........................................................            -         1,900,000
                                                                                             -----------    -----------
       Total current liabilities........................................................       2,909,000    102,344,000

Long-term borrowings (Note 6)...........................................................            -            28,000
Capital lease obligations, net of current portion (Note 10).............................            -         4,786,000
Deferred taxes (Note 7).................................................................            -         2,273,000
Deferred gain...........................................................................            -              -
Deferred lease income...................................................................            -         5,982,000
                                                                                               ---------      ---------
       Total liabilities                                                                       2,909,000    115,413,000

Minority interest.......................................................................            -         5,763,000

Commitments and contingencies (Note 10)

Shareholders' (deficit) equity (Notes 8 and 11):

   Series B-1  preferred stock, convertible to common, $3.50 per share liquidation value, $.01 par value; 1,000,000 shares authorized; 407,843 and
     416,263 shares issued and outstanding, respectively................................           4,000          4,000
   Common stock, $.01 par value; 40,000,000 shares authorized; 497,572 and 485,735
     shares issued and outstanding, respectively........................................           5,000          5,000
   Common stock, Class B, non-voting, .01 par value, 25,000,000
     shares authorized, no shares issued and outstanding ...............................           -              -
   Additional contributed capital.......................................................      50,390,000     50,390,000
   Accumulated deficit..................................................................     (50,710,000)   (44,310,000)
   Accumulated other comprehensive (loss) income........................................        (874,000)     1,284,000
                                                                                          --------------   ------------
       Total shareholders's (deficit) equity...........................................      (1,185,000)     7,373,000
                                                                                          --------------   ------------
                                                                                          $    1,724,000   $128,549,000
                                                                                          ==============   ============


         The accompanying notes are an integral part of this statement.



                             AMERICAN UNITED GLOBAL, INC. AND SUBSIDIARIES


                                 CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                        YEAR ENDED JULY 31,
                                                                                        -------------------

                                                                                2001           2000           1999
                                                                                ----           ----           ----

Net sales................................................................  $        -     $  155,637,000 $  163,650,000
Cost of goods sold.......................................................           -        144,099,000    149,056,000
                                                                             -----------     -----------    -----------

       Gross profit......................................................           -         11,538,000     14,594,000

Selling, general and administrative expenses.............................      1,214,000      14,474,000     15,705,000
                                                                              ----------      ----------     ----------

       Operating loss....................................................     (1,214,000)     (2,936,000)    (1,111,000)


Gain on sale of patent...................................................           -            240,000           -
Loss on transfer of Western shares.......................................           -         (1,434,000)          -
Impairment of Investment of Western Power & Equipment Co.................     (1,771,000)           -              -
Loss on sale of marketable securities....................................     (1,395,000)           -              -
Other income.............................................................        506,000       1,646,000        530,000
Interest expense, net....................................................       (248,000)     (6,307,000)    (5,329,000)
                                                                               ---------       ---------      ---------

Loss from continuing operations before income taxes, equity
       in loss of unconsolidated subsidiary and minority interest........     (4,122,000)     (8,791,000)    (5,910,000)

(Provision) benefit for income taxes (Note 7)............................        545,000        (779,000)     1,101,000
Equity in loss of unconsolidated subsidiary (Note 3).....................     (2,823,000)       (364,000)      (961,000)
Minority interest in loss of consolidated subsidiaries...................           -          2,904,000        716,000
                                                                                 -------        --------       --------

       Loss from continuing operations ..................................     (6,400,000)     (7,030,000)    (5,054,000)


Discontinued operations, net of taxes (Note 9):

   Gain on disposal......................................................          -                -         1,989,000
                                                                           -------------  --------------  --------------

Net loss ................................................................     (6,400,000)     (7,030,000)    (3,065,000)
                                                                           =============  ============== ==============

Basic and diluted loss per share:
   Loss from continuing operations.......................................  $      (13.02) $       (14.71) $     (10.75)
   Gain from discontinued operations.....................................           -               -             4.23
                                                                           -------------  -------------   -------------

Basic and diluted loss per share.........................................  $      (13.02) $      (14.71)  $      (6.52)
                                                                           =============  =============    ============


Weighted average number of shares........................................        491,413         477,935        469,928
                                                                           =============  ==============   ============


Comprehensive loss:

     Net loss............................................................  $  (6,400,000) $  (7,030,000)  $  (3,065,000)

     Unrealized (loss) gain on marketable securities.....................       (874,000)     1,284,000          -
                                                                              -----------  -------------  --------------

     Comprehensive loss..................................................  $  (7,274,000) $  (5,746,000) $   (3,065,000)
                                                                            =============  ============== ==============




             The accompanying notes are an integral part of this statement.


                                       AMERICAN UNITED GLOBAL, INC. AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY

                                                                   PREFERRED STOCK                 COMMON STOCK
                                                                   ---------------                 ------------

                                                              NUMBER OF                      NUMBER OF
                                                               SHARES          AMOUNT         SHARES         AMOUNT
                                                               ------          ------         ------         ------

Balance at July 31, 1998.................................      724,000        $ 7,000         465,000       $  5,000
Net loss ................................................
Conversion of preferred stock to common..................     (298,000)        (3,000)         12,000           -
                                                              --------         ------      ----------       --------

Balance at July 31, 1999.................................      426,000          4,000         477,000          5,000
Net loss ................................................
Issuance of common stock.................................                                       9,000           -
Stock option compensation................................
Accumulated unrealized gains, net........................
Conversion of preferred stock to common..................       (9,000)                          -
                                                                ------        --------    -----------    -----------

Balance at July 31, 2000.................................      417,000          4,000         486,000          5,000
Net loss ................................................
Accumulated unrealized gains, net........................
Additional shares issued in private placement............                                      11,000           -
Conversion of preferred stock to common..................       (9,000)                         1,000
                                                                ------        --------    -----------    -----------

Balance at July 31, 2001................................       408,000        $ 4,000         498,000    $     5,000
                                                               =======          =====      ==========    ===========

                                                                           ACCUMULATED
                                            ADDITIONAL                        OTHER                            TOTAL
                                            CONTRIBUTED                   COMPREHENSIVE   ACCUMULATED      SHAREHOLDERS'
                                              CAPITAL          OTHER      INCOME (LOSS)     DEFICIT       (DEFICIT) EQUITY
                                              -------          -----      -------------    ---------       --------------

Balance at July 31, 1998..................   $50,068,000     $   -        $       -       $(34,215,000)        $15,862,000
Net loss .................................                                                  (3,065,000)         (3,065,000)
                                             -----------     ---------    ------------    -- ----------          ----------

Balance at July 31, 1999..................    50,068,000          -                        (37,280,000)         12,797,000
Net loss .................................                                                  (7,030,000)         (7,030,000)
Issuance of common stock..................        85,000                                                            85,000
Stock option compensation.................       237,000                                                           237,000
Accumulated unrealized gains, net.........        -              -            1,284,000                          1,284,000
Conversion of preferred stock to common...
                                             -----------    -----------       ---------    ------------      -------------

Balance at July 31, 2000..................    50,390,000  $     -             1,284,000    (44,310,000)          7,373,000

Net loss .................................                                                  (6,400,000)         (6,400,000)
Accumulated unrealized gains, net.........        -              -           (2,158,000)                        (2,158,000)
Additional shares issued
 in private placement.....................          -
Conversion of preferred stock to common...
                                             -----------    -----------       ---------    ------------      -------------
Balance at July 31, 2001.................. $  50,390,000  $     -              (874,000) $ (50,710,000)       $ (1,185,000)
                                           =============  =============     ===========  =============        ============

         The accompanying notes are an integral part of this statement.

                                       AMERICAN UNITED GLOBAL, INC. AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                        YEAR ENDED JULY 31,
                                                                                        -------------------

                                                                                2001           2000           1999
                                                                                ----           ----           ----
Cash flows from operating activities:
   Net loss from continuing operations...................................  $ (6,400,000)    $ (7,030,000)  $ (5,054,000)
   Net gain (loss) from discontinued operations .........................          -                -         1,989,000
Adjustments to reconcile net loss to net cash
     used in operating activities:
     Depreciation and amortization.......................................          -          11,712,000     11,779,000
     Loss on settlement..................................................          -                -           310,000
     Gain on disposal of business........................................          -                 -       (1,989,000)
     Gain on sale of fixed assets........................................          -             (59,000)       (45,000)
     (Loss) income applicable to minority interest.......................          -          (2,904,000)      (716,000)
     Undistributed loss of affiliate.....................................      2,823,000         364,000      1,553,000
     Stock option compensation...........................................           -            236,000          -
     Gain on sale of patent..............................................           -           (240,000)         -
     (Loss) gain on sale investments.....................................      1,395,000         (52,000)         -
     Impairment of investments...........................................      1,946,000            -             -
       Change in assets and liabilities, net of effects of acquisition and dispositions:
       Trade accounts receivable.........................................           -         (1,847,000)     8,208,000
       Inventories.......................................................           -          2,903,000      1,299,000
       Notes receivable..................................................           -            500,000       (500,000)
       Prepaid expenses and other receivable.............................        240,000        (192,000)         1,000
       Lease equipment, net..............................................           -            289,000     (2,504,000)
       Accounts payable..................................................         53,000      (2,416,000)    (5,295,000)
       Accrued liabilities...............................................     (1,213,000)      1,051,000     (1,290,000)
       Income taxes payable..............................................           -            817,000       (164,000)
       Change in deferred revenue........................................           -           (339,000)     2,707,000
                                                                              ----------    ------------   ------------

       Net cash provided by (used in) operating activities...............     (1,156,000)      2,793,000     10,289,000
                                                                               ---------      ----------    -----------
Cash flows from investing activities:
   Purchase of property and equipment....................................           -         (1,254,000)    (2,711,000)
   Purchase of rental equipment, ........................................           -         (9,531,000)   (27,984,000)
   Sales of rental equipment.............................................           -         10,574,000     14,669,000
   Sale of marketable securities.........................................      1,217,000       1,268,000      4,078,000
   Purchase of other assets..............................................           -            (18,000)         -
   Purchase of equity and debt investments...............................           -           (425,000)         -
   Net effect on cash from distribution of Western shares................       (823,000)           -             -
   Proceeds on sales of fixed assets.....................................           -            189,000      2,235,000
                                                                                 -------       ---------      ----------

       Net cash provided by (used in) investing activities...............        394,000         803,000     (9,713,000)
                                                                                 -------      ----------       ---------
Cash flows from financing activities
   Long term debt repayments.............................................           -            (20,000)    (1,068,000)
   Borrowings under term loans...........................................           -         (2,390,000)    (4,286,000)
    Inventory floor financing............................................           -         (3,192,000)     6,090,000
   Principal payments under capitalized lease obligations................           -             32,000        (60,000)
   Proceeds from sale of stock...........................................           -             85,000           -
   Subsidiary sale/purchase of treasury stock............................           -            256,000           -
   Increase in receivable from shareholder, net..........................           -              -         (1,700,000)
                                                                              -----------     ----------     ----------

       Net cash used in financing activities.............................           -         (5,229,000)    (1,024,000)
                                                                              ----------      ----------     ----------
Net decrease in cash and cash equivalents................................       (762,000)     (1,633,000)      (448,000)
Cash and cash equivalents beginning of year..............................      1,281,000       2,914,000      3,362,000
                                                                               ---------       ---------     ----------
Cash and cash equivalents end of year....................................  $     519,000  $    1,281,000  $   2,914,000
                                                                           =============  ==============  =============

         The accompanying notes are an integral part of this statement.

                 AMERICAN UNITED GLOBAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       DESCRIPTION OF BUSINESS

     American United Global, Inc., a Delaware corporation (the "Company") owns minority equity positions in five entities. The Company's primary interest is it's 36% minority ownership of Western Power & Equipment Corp. (Western). Western previously was a 59.6% majority owned subsidiary and on November 1, 2000 the Company distributed 777,414 shares of Western common stock owned by the Company pursuant to the final court approved settlement of the shareholder class action. Such distribution decreased the Company's percentage ownership of Western to 36%. All other equity positions held by the Company are each less than five percent.

     Western is engaged in the sale, rental and service of light, medium and heavy construction, industrial and agricultural equipment and related parts. These sales are conducted from 18 regional distribution operations owned by Western located in the states of Washington, Oregon, California, Alaska and Nevada. A majority of this equipment is manufactured by Case Corporation ("Case").

     The Company was also previously involved in the engineering, design and construction business through a minority owned subsidiary, IDF International, Inc. ("IDF"). IDF ceased business operations in September 2000.

     Connectsoft Communications Corp. ("CCC"), a wholly owned subsidiary had been developing a telephony server product that reads email and select web content over the telephone which was marketed under the name "Vogo Server". The assets of CCC were sold to an unrelated third party on June 15, 1999 as discussed in Note 9. CCC has been accounted for as discontinued operations for the year ending July 31, 1999.

     The Company has had a working capital deficit for each of the three years ending July 31, 1999, 2000 and 2001. In addition, the cash, cash equivalents and marketable securities of $745,000 as at July 31, 2001 are not sufficient to fund current levels of operations through the end of fiscal 2002. The Company is therefore actively pursuing various sources of financing. Should such financing not be obtained, the Company may not be able to continue in business.


     At the Company's stockholders' meeting held on August 28, 2001, the stockholders approved a reverse split of one-for-fifteen, one-for-twenty or one-for-twenty-five with the exact ratio to be determined at the discretion of the Board of Directors. The Board met on December 7, 2001 and approved the ratio of one-for-twenty-five. The effective date of the reverse split is December 17, 2001 and all shareholders of record on that date will receive one share of common stock for every twenty-five shares that they hold. Fractional interests will be rounded up to the next highest share. All share and per share amounts have been restated in all periods presented to reflect the effects of the reverse split. In addition, the Company's stock ticker symbol will be changed to AUGB effective December 17, 2001 as a result of the reverse stock split.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Due to a distribution of 777,414 shares of Western owned by the Company as at November 1, 2000 the percentage ownership of Western decreased to 36% and thus the operations of Western have been accounted for using the equity method for fiscal 2001. Western was, however, included as a consolidated subsidiary in fiscal 2000 and 1999 and minority interest in those years represents the minority shareholders' proportionate share of the equity of Western, which was 40.4% at July 31, 2000 and 39.4% in 1999.

         Cash Equivalents

     For financial reporting purposes, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of bank demand deposits with three financial institutions. At times, demand deposits may exceed amounts insured by the Federal Deposit Insurance Corporation.

         Restricted Cash

     In accordance with Western's borrowing agreement with Deutsche Financial Services ("DFS"), Western has a cash account restricted by DFS for the purpose of paying down the line of credit. Restricted cash included in the cash balances totaled $543,000 at July 31, 2000. (See note 6.)

         Inventory Valuation

     Inventories are stated at the lower of cost or market. Cost is determined based upon the first-in, first-out method for parts inventory and the specific identification for equipment inventories.

         Investment Securities

     Investments in marketable securities represent primarily common shares of publicly traded companies and are carried at market value. These investments have been classified as available for sale securities at July 31, 2001 and 2000. Unrealized gains and losses are excluded from earnings and are included as a component of accumulated other comprehensive (loss)income in shareholders' (deficit) equity, net of applicable taxes, until realized.

         Property and Equipment

     Property, plant, and equipment are owned by Western and are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 20 years. Expenditures for replacements and major improvements are capitalized. Repairs and maintenance costs are expensed as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts; any gain or loss thereon is included in the results of operations.


         Intangible Assets

     Intangible assets include items with an indeterminate useful life, such as name recognition, geographical location and market presence acquired by Western in business acquisitions. Western uses estimates of the useful life of these intangible assets ranging from 20 to 40 years. Such lives are based on the factors influencing the acquisition decision and on industry practice.

     The carrying value of intangible assets is assessed by Western for any permanent impairment by evaluating the operating performance and future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of the expected future net cash flows is less than book value.

         Income Taxes

     The Company accounts for income taxes using an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities.

         Revenue Recognition

     Revenue on equipment and parts sales of Western is recognized upon shipment of products and passage of title. Equipment rental and service revenue is generally recognized over the period such services are provided.

         Advertising Expense

     Western expenses all advertising costs as incurred. Total advertising expense for the years ended July 31, 2000 and 1999 was $320,000 and $311,000 respectively.

         Fair Value of Financial Instruments

     The recorded amounts of cash and cash equivalents, accounts receivable, short term borrowings, accounts payable and accrued liabilities as presented in the consolidated financial statements approximate fair value based on the short-term nature of these instruments. The recorded amount of long-term debt approximates fair value as the actual interest rates approximate current competitive rates. The recorded value of marketable securities held at July 31, 2001 and 2000 is the market value as quoted on the respective exchange on which each security trades.

         Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the fiscal periods presented. Actual results could differ from those estimates.

         Employee Stock Options

     The Company accounts for stock based employee compensation plans under the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." This standard defines a fair value-based method of accounting for these equity instruments. This method measures compensation cost based on the value of the award and recognizes that cost over the service period. The Company has elected to continue using the rules of APB Opinion No. 25 and provides pro forma disclosures of net income (loss) and earnings (loss) per share as if Statement No. 123 had been applied.

         Loss Per Share

     The following table sets forth the computations of basic and fully diluted loss per share for the years ended July 31, 2001, 2000 and 1999:

                                                                                     YEAR ENDED JULY 31,
                                                                          2001               2000            1999
                                                                          ----               ----            ----
Numerators:
  Net loss from continuing operations.............................   $    (6,400,000) $    (7,030,000)  $    (5,054,000)
  Discontinued operations.........................................            -                  -            1,989,000
                                                                          -----------       ---------        ----------
  Net loss .......................................................        (6,400,000)      (7,030,000)       (3,065,000)
                                                                          ==========       ==========        ==========
Denominator:
 Denominator for basic and diluted earnings per share -
  Weighted average outstanding shares.............................           491,413          477,935           469,928
                                                                          ==========       ==========        ==========
Basic and diluted earnings (loss) per share:

Loss from continuing operations...................................            (13.02)         (14.71)           (10.75)
Income from discontinued operations...............................              -                 -               4.23
                                                                          -----------      -----------       ----------
Basic and diluted net loss per share..............................   $        (13.02) $       (14.71)   $        (6.52)
                                                                          ===========      ===========       ===========

     Diluted and basic loss per share are the same, since the inclusion of common stock equivalents in the computation would be antidilutive.

3.       EQUITY IN LOSS OF UNCONSOLIDATED SUBSIDIARY

     Equity in loss of unconsolidated subsidiary represents the Company's share of Western's loss in fiscal 2001 and represents the Company's share of the loss of IDF International in fiscal 2000 and 1999.


4.       INVENTORIES

         Inventories consist of the following:
                                                              JULY 31,
                                                                2000
                                                             -----------
Equipment (net of allowances of $4,770,000):
New equipment..........................................  $    40,148,000
Used equipment.........................................        7,442,000
Parts  (net of allowances of $22,000)..................       10,707,000
                                                              ----------
                                                           $  58,297,000
                                                           =============

5.       FIXED ASSETS

         Fixed assets consist of the following:
                                                                 July 31,
                                                                   2000
                                                             --------------
Machinery and equipment...................................  $     4,030,000
Furniture and office equipment............................        2,360,000
Computer hardware and software............................        1,869,000
Land     .................................................          500,000
Building and leasehold improvements.......................        5,334,000
Leasehold improvements....................................          550,000
Vehicles .................................................        1,428,000
                                                                  ---------
                                                                 16,071,000
Less:  Accumulated depreciation...........................       (6,621,000)
                                                                 ----------
Property plant & equipment, net ..........................  $     9,450,000
                                                               ============

Rental equipment fleet....................................       32,493,000
Less:  Accumulated depreciation...........................       (6,417,000)
                                                                 ----------
 Rental equipment fleet, net..............................  $    26,076,000
                                                               ============

Leased equipment fleet....................................        5,481,000
Less:  Accumulated depreciation...........................         (506,000)
                                                                   --------
Leased equipment fleet, net...............................  $     4,975,000
                                                               ============

6.       BORROWINGS

     The Company is in default on an uncollaterized note payable in the amount of $1,500,000 to an unrelated third party. The note bore interest at 8% through its original due date of April 30, 1999. While in default, the note bears interest at 10%.

     Western has inventory floor plan financing arrangements with Case Credit Corporation, an affiliate of Case, for Case inventory and with other finance companies affiliated with other equipment manufacturers. The terms of these agreements generally include a one-month to six-month interest free term followed by a term during which interest is charged. Principal payments are generally due at the earlier of sale of the equipment or twelve to forty-eight months from the invoice date.

     All floor plan debt is classified as current since the inventory to which it relates is generally sold within twelve months of the invoice date.

     The following table summarizes the debt and inventory floor plan financing arrangements:

                                                                 Maturity               July 31,
                                          Interest Rate          Date            2001            2000
                                          -------------          ----            ----            ----

       Note Payable                     8%(10% default           4/30/99     $1,500,000         $1,500,000
                                            rate)


       Case Credit Corporation              Prime + 2%           8 - 48            -            14,768,000
                                              (10.00%)            months


       Deutsche Financial Services         Prime - 0.5%         12 - 36            -            67,671,000
                                              (7.50%)             months

                                                                            -----------        -----------
                                                                            $ 1,500,000        $83,939,000
                                                                            ===========        ===========

     At July 31, 2000, Western was in technical default of the leverage covenant and the minimum tangible net worth covenant in the Deutsche Financial Services Loan Agreement. Western asked for but did not obtain a waiver letter as of July 31, 2000. The loan agreement was amended in October, 2000 and such amendment included waivers of all prior defaults, established revised financial covenants and created mandatory periodic reductions in the permitted credit limit. At July 31, 2001, Western was in technical default of the leverage and minimum tangible net worth covenants and had requested a waiver letter from DFS. Western has not obtained the waiver letter and there is no assurance that Deutsche Financial Services will not call this debt at any time after July 31, 2001. If DFS were to call the debt, it would become immediately due and payable in full and Western would not be able to continue operations. Such event would have a material adverse impact on the financial statements of the Company.


7.       INCOME TAXES

          The provision (benefit) for income taxes from continuing operations comprises the following:

                                                          YEAR ENDED JULY 31,
                                                          -------------------

                                                2001              2000               1999
                                                ----              ----               ----
Current:

   Federal............................   $      (545,000) $       179,000   $      (978,000)
   State .............................              -              26,000          (156,000)
                                                --------          -------           -------

                                                (545,000)         205,000        (1,134,000)
Deferred:
   Federal............................              -             500,000            29,000
   State .............................              -              74,000             4,000
                                              ----------       ----------       -----------

                                                    -             574,000            33,000
                                              ----------       ----------       -----------

                                         $      (545,000) $       779,000   $    (1,101,000)
                                              ==========       ==========       ===========

          The   principal   reasons  for  the   variation   from  the  customary
     relationship between income taxes at the statutory federal rate and that shown in the consolidated statement of operations are as follows:

                                                                              YEAR ENDED JULY 31,
                                                                              -------------------

                                                                  2001               2000            1999
                                                                  ----               ----            ----

Statutory federal income tax rate..........................     $ (2,304,000)  $   (2,989,000)   $  (2,009,000)
Valuation allowance........................................        2,603,000        4,101,000        1,011,000
State income taxes, net of federal income tax benefit......         (299,000)        (334,000)        (152,000)
Other, primarily adjustments to prior year accruals........         (545,000)           1,000           49,000
                                                                  ----------      -----------    --------------

                                                                 $  (545,000) $       779,000     $  1,101,000
                                                                   ==========     ===========     =============

          Temporary   differences  and  carryforwards   which  give  rise  to  a
     significant portion of deferred tax assets and liabilities are as follows:


                                                             JULY 31,
                                                       2001            2000
                                                      ----            ----
Depreciation and amortization................  $          -      $    (2,273,000)
                                                    ----------        ----------

Gross deferred tax liabilities...............             -           (2,273,000)
                                                    ----------        ----------
Inventory reserve............................             -            1,739,000
Bad debt reserve.............................             -              219,000
Accrued vacation and bonuses.................             -              127,000
Other    ....................................             -              444,000
Loss carryforwards...........................        8,224,000         8,227,000
Loss on Western initial public offering......             -              131,000
Stock options................................             -              874,000
                                                       -------           -------

Gross Deferred Tax Assets....................        8,224,000        11,761,000
Less valuation allowance.....................       (8,224,000)       (9,488,000)
                                                     ---------         ---------
Net deferred tax asset                                    -            2,273,000
                                                     ---------         ---------
                                               $          -      $          -
                                                     =========         =========

     At July 31, 2001 the Company had federal income tax loss carryforwards of approximately $22,900,000 which will begin to expire in 2011. Utilization of such net operating losses will be subject to annual limitations in the event of a change in ownership of the Company of more than 50%. As the Company cannot anticipate future income with reasonable certainty, a valuation allowance of $8,224,000 has been recorded.


8.       SHAREHOLDERS' (DEFICIT) EQUITY


     On February 25, 1994, the Company completed a public offering of 920,000 units at $5.25 per unit, each unit consisting of one share of common stock, $.01 par value, and one redeemable common stock purchase warrant. Each warrant entitled the holder to purchase one share of common stock until July 31, 1998, at an exercise price of $7.50. The exercise period for the 920,000 warrants was subsequently extended to July 31, 2001 and on July 13, 2001, was extended to July 31, 2003 and the exercise price was reduced to $1.00. The warrants are subject to redemption by the Company at a redemption price of $.10 per warrant under certain circumstances. Effective December 17, 2001, pursuant to the one for twenty-five common stock reverse split, each 25 warrants can be exercised for one common share.

     A total of 976,539 shares of the Company's Series B-1 convertible preferred stock were issued in September 1996 in connection with the acquisition of ConnectSoft, Inc. Such shares have a $3.50 per share liquidation value and are convertible into shares of the Company's common stock at a conversion ratio of one for one. Through the five fiscal years ended July 31, 2001 a total of 568,696 shares were converted to common stock at the ratio of one for one, leaving 407,843 shares outstanding at July 31, 2001. Effective December 17, 2001, pursuant to the one for twenty-five common stock reverse split, each 25 shares of Series B-1 convertible preferred can be converted into one common share.

     During the fourth quarter of fiscal 2000, the Company sold 8,500 shares of common stock at $10.00 per share pursuant to a private placement memorandum. During fiscal 2001, additional shares were issued pursuant to an amendment to the private placement resulting in the issuance of an additional 11,480 shares of Company common stock.

9.       DISCONTINUED OPERATIONS

     On July 10, 1998, the Company entered into an agreement to sell substantially all of the assets of its Connectsoft Communications subsidiary, including the network operations center ("NOC") to eGlobe, Inc., formerly known as Executive TeleCard, Ltd. ("eGlobe"). The agreement, as amended June 17 and September 1999 provided consideration for the assets acquired to be paid with eGlobe Convertible Preferred Stock initially valued by the Company at approximately $2,000,000. Such Preferred Stock was converted into 1,923,077 shares of eGlobe common stock in Fiscal 2000. In addition, eGlobe assumed approximately $5,182,000 of Connectsoft liabilities and leases, of which approximately $2,900,000 of lease obligations guaranteed by the Company. Although eGlobe is responsible for payment of those assumed liabilities, the assumption of such liabilities will not relieve the Company from its guarantees until such liabilities have been paid in full. The final gain on disposal of $1,989,000 was recognized in the accompanying consolidated statement of operations as discontinued operations for the year ended July 31, 1999.

10.      COMMITMENTS AND CONTINGENCIES

         LEASE COMMITMENTS

     Western leases certain facilities under non-cancelable lease agreements. The building portion of five of the Western's facility leases qualify under SFAS 13 as "capital leases" (i.e., an acquisition of an asset and incurrence of a liability). The remaining facility lease agreements have terms ranging from month-to-month to nine years. Certain of the facility lease agreements provide for options to renew and generally require the Company to pay property taxes, insurance, and maintenance and repair costs. Total rent expense under all operating leases aggregated $0, $2,129,000 and $2,000,000 for the years ended July 31, 2001, 2000 and 1999, respectively.

Assets recorded under capital leases included in fixed assets are as follows:

                                                     July 31,
                                                       2000
                                                    ----------
Capitalized asset value....................   $     4,553,000
Less:  Accumulated amortization............          (667,000)
                                                    ---------
                                              $     3,886,000
                                                    =========

         Other Contingencies

     The Company is guarantor on the capital lease obligations assumed by eGlobe as described in Note 9.

         Legal Proceedings

     There are no pending material legal proceedings in which the Company or any of its subsidiaries is a defendant, or to which any of their respective properties are subject, which either individually or in the aggregate, may have a material adverse effect on the results of operations or financial position of the Company.

     In May 1998, a lawsuit was filed on behalf of the Company in a purported shareholder derivative action against Mr. Rubin and certain other directors of the Company. In June 1998, a shareholder class action was filed against the same directors.

     On June 1, 1999 an agreement was entered into by all parties whereby the class action was settled for $2,500,000 which is payable, net of costs, to approved claimant shareholders. The settlement consisted of $600,000 in cash from insurance proceeds and $1,900,000 by 777,414 shares of Western common stock owned by the Company. The $600,000 was paid to the claims administrator for the benefit of claimants during fiscal 2000 and the common shares of Western were distributed to the claimant stockholders on November 1, 2000. As a result, the Company no longer owns greater than 50% of Western, and has accounted for Western using the equity method effective August 1, 2000. A loss of $1,434,000 was accrued at July 31, 2000 representing the difference between the book value of the Western shares transferred and their market value pursuant to the settlement agreement. In addition, on June 1, 1999 the derivative action was settled for $2,800,000 which amount was subsequently amended to $2,891,000 and was paid in full by Mr. Rubin to the Company during fiscal 2000 and 2001.

11.      STOCK OPTION PLANS

     The 1991 and 1996 Stock Option Plans

     The 1991 Plan was approved by the Board of Directors and shareholders in June 1991 and the 1996 Plan was approved by the Board of Directors in April 1996. Both of these plans were cancelled in December 1999 when the Board of Directors approved the 2000 Employee Incentive Stock Option Plan (The 2000
Plan). All outstanding stock options under the 1991 and 1996 Plans were cancelled and replaced with the same number of stock options under the 2000 Plan.

     The 2000 Plan The 2000 Plan was approved by the Board of Directors on December 7, 1999 and 55,000 stock options were simultaneously granted to replace those cancelled from the 1991 and 1996 Plans. The Company granted 16,600 additional stock options to certain Board members as well as 10,000 options to each of two nominees for election to the Board and 400 options to a consultant for services rendered. The exercise price of all 92,000 options granted under the 2000 Plan on December 7, 1999 was $5.25 per share (110% of the market value on such date).

     On April 27, 2000 the Company granted 66,000 stock options to a newly elected director, 20,000, 4,000 and 2,000 respectively to certain special consultants to the Company, 10,000 to a third nominee for election to the Board and 12,000 and 10,000 respectively to two law firms for services rendered and to be rendered. The exercise price of all 124,000 options granted on April 27, 2000 was $8.71 per share (85% of the fair market value on such date). Compensation in connection with these option grants has been accounted for by the Black-Scholes method where applicable.


The 2001 Plan

     On October 3, 2000, the Board of Directors cancelled the 2000 Plan and approved the 2001 Stock Option Plan. All 216,000 options previously granted under the 2000 Plan were cancelled and replaced by the same number of options in the 2001 Plan. The Company also granted 4,000 options to each of two special consultants, 2,000 additional options to a law firm and 400 options to a financial consultant and 20,000 options to a management employee. A total of 122,000 of the 2001 grants were subsequently canceled.


     On April 3, 2000 the FASB issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of Accounting Principles Board Opinion No. 25" (FIN 44). FIN 44 clarifies the application of Opinion 25 for certain issues including the accounting consequences of various modifications to the terms of a previously fixed stock option or award. In accordance with FIN 44, effective July 31, 2000, any of these options which are not exercised or cancelled, will be accounted for pursuant to a variable stock option plan. Accordingly, compensation expense will be recorded to the extent that the quoted market price of the Company's common stock exceeds the revised exercise price of the repriced options.

    Summary Information

     The following table includes option information for the Company's plans:

                                                                                WEIGHTED AVERAGE
                                                                                  FAIR VALUE OF
                                           NUMBER OF          WEIGHTED              OPTION
         STOCK OPTION ACTIVITY               SHARES        EXERCISE PRICE           GRANTED
         ---------------------               ------        --------------           -------
         July 31, 1998                          75,000        113.75
           Options granted                        -              -                    -
           Options exercised                      -              -
           Options canceled                     (8,000)       137.50
                                           -----------
           July 31, 1999                        67,000        112.00
           Options granted                     214,000          7.25                 7.25
           Options exercised                     -               -
           Options canceled                    (56,000)       106.25
                                           -----------
           July 31, 2000                       225,000         19.00
           Options granted                     246,000          7.00                 7.00
           Options exercised                     -
           Options canceled                   (338,000)         7.50
                                           ------------
           July 31, 2001                       133,000         18.25
                                           ============

     The following table summarizes stock options outstanding and exercisable for the Company at July 31, 2001:

                                              OUTSTANDING                    EXERCISABLE
                                              -----------                    -----------
                             Weighted          Weighted                Weighted
                              Average           Average                 Average
                             Remaining         Exercise                Exercise
Exercise Price Range          Shares             Life       Price       Shares           Price
--------------------          ------             ----       -----       ------           -----
$7.00 to 15.75                 124,000          4.2         $ 7.00      117,000         $  7.00
$80.00 to 80.00                  1,000          0.6          80.00        1,000           80.00
$153.25 to 162.50                8,000          0.8         160.25        8,000          160.25
                               -------                                  -------
$7.00 to 162.50                133,000          4.0          16.50      126,000         $ 17.50
                             =========                                =========



     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123. "Accounting for Stock-Based Compensation." If compensation cost for the Company's stock option plans had been determined based on the fair value at the grant date for awards in fiscal 2001 and fiscal 2000 in accordance with the provisions of SFAS No. 123, the Company's net loss per share would have changed to the pro forma amounts indicated below:

                                                                      YEAR ENDED JULY 31,
                                                                     2001            2000
                                                                    ----            ----

Net loss, as reported......................................  $    (6,400,000)  $    (7,030,000)
Net loss, pro forma........................................  $    (7,160,000)  $    (8,041,000)
Net basic and diluted loss per share, as reported..........  $       ( 13.02)  $        (14.71)
Net basic and diluted loss per share, pro forma............  $        (14.57)  $        (16.82)



    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                                     YEAR ENDED JULY 31,

                                                   2001            2000
                                                   ----            ----
Expected volatility........................        1.54            3.82
Risk-free interest rate....................        4.50%           5.25%
Expected life of options in years..........         5.0             5.0
Expected dividend yield....................        0.00%           0.00%


     The weighted average fair value of the options granted were $7.00 and $7.50 per share for the years ended July 31, 2001 and 2000, respectively.



12.      INTERTECH TRANSACTION


     On March 19, 2001, pursuant to a share purchase agreement (the "Intertech Agreement") by and among the Company, Intertech Capital, Inc. ("Intertech"), Jeffrey M. Berman ("Berman"), Eric Staffin ("Staffin") and Peter Gregory Saridakis ("Saridakas") (Berman, Staffin and Saridakas are collectively referred to as the "Purchasers"), the Company sold an aggregate of 500,000 shares of common stock of Intertech, par value $.0001 per share (the "Intertech Shares") to the Purchasers, which Intertech Shares constituted all of the issued and outstanding capital stock of Intertech. In connection therewith, the Company issued to: (i) Berman 33,000 warrants to purchase shares of the Company's common stock (the "Warrants"); (ii) Staffin 6,667 Warrants; and (iii) Saridakis 3,333 Warrants, all which are immediately vested, expire on March 19, 2006, and are exercisable at $6.87 per share. In consideration for the Intertech Shares and the Warrants, each of the Purchasers terminated their respective employment agreements with the Company, released the Company from any obligations with respect to the employment agreements, including past due and accrued salaries, and terminated and waived all right to any stock options granted by the Company. In addition, Berman and Staffin resigned as officers and/or directors of the Company.

     Simultaneous with the closing of the Intertech transaction the Company purchased approximately 5.4% of Intertech's then issued and outstanding capital stock in consideration for the transfer of 79,895 shares of common stock of New Media Technology, Inc. owned by the Company.

     13. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION AND SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

     The Company paid interest of $116,000, $5,922,000 and $5,482,000 during the fiscal years 2001, 2000 and 1999 respectively. The Company received an income tax refund of $834,000 during fiscal 1999, and paid $219,000 in income taxes, net of refunds, during fiscal 2000.

14.      RELATED PARTIES

     Pursuant to an Agreement, dated May 30, 1996 (the "ERD Agreement") between the Company and ERD Waste Corp. ("ERD"), the Company agreed to provide certain financial accommodation to ERD by making available a $4.4 million standby letter of credit expiring May 31, 1998 issued by Citibank, N.A. in favor of Chemical Bank (the "Letter of Credit") on behalf of ERD. Chemical Bank was the principal lender to ERD and its subsidiaries, and upon issuance of the Letter of Chase Bank (formerly Chemical Bank) made available $4.4 million of additional funding to ERD under ERD's existing lending facility. The funding was used to refinance certain outstanding indebtedness of Environmental Services of America, Inc. ("ENSA"), a wholly owned subsidiary of ERD. Robert M. Rubin, the Chairman and Chief Executive Officer, and a principal stockholder of the Company was also the Chairman, Chief Executive Officer, a director and a principal stockholder of ERD, owning approximately 23.0% of the outstanding ERD Common Stock.

     In September 1996, a subsidiary of ERD which operated a waste facility in Nassau County, New York was cited by the New York State Department of Environmental Conservation ("DEC") for violating certain DEC regulations. Such waste facility had accounted for approximately 13% of ERD's consolidated revenues. The Company was advised by ERD that under the terms of a Settlement Agreement reached with the State of New York in November 1996, all violations alleged by the DEC had been resolved in consideration for, among other things, ERD's agreement to voluntarily cease incineration operations at the waste facility on or before March 31, 1997. Such incineration operations ceased on April 15, 1997.

     In February of 1997, the Company loaned $500,000 to ERD Waste Corp. The loan was collateralized by a short term note bearing interest at 2% above the prime lending rate of the Company's commercial bank (8.5% at April 30, 1997) and a second collateral and security position on all accounts receivable of ERD subject to the primary collateral position held by Chase Bank and was personally guaranteed by Mr. Rubin. Principal together with accrued interest was due October 5, 1997.

     In September 1997 ERD filed for protection from creditors under Chapter 11 of federal bankruptcy laws. In October, 1997 Chemical bank drew the $4.4 million available on the standby letter of credit. As a result, the Company recorded a loss of approximately $5.0 million, related to the February Note and the September letter of credit. Mr. Rubin had personally guaranteed approximately $1.6 million of the ERD loss. This amount was repaid to the Company pursuant to the shareholder litigation settlement as described in Note 10.

     On June 28, 1996 the Company entered into a collateralized credit agreement with Mr.Rubin pursuant to which Mr. Rubin delivered a demand promissory note for up to $1,200,000 and payment in full was due no later than July 31, 1998. The due date was subsequently extended to July 31, 1999 and then to September 30, 2000 as part of the shareholder litigation settlement. Mr. Rubin's payment of $2,891,000 as described in Note 10 included amounts due under the note.


15. EMPLOYEE SAVINGS PLAN

     The Company has a voluntary savings plan pursuant to Section 401(k) of the Internal Revenue Code, whereby eligible participants may contribute a percentage of compensation subject to certain limitations. The Company has the option to make discretionary qualified contributions to the plan, however, no Company contributions were made for fiscal 2001, 2000 or 1999.

16.      SEGMENT INFORMATION

     In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information," which requires the reporting of certain financial information by business segment. All such information relates only to Western. For the purpose of providing segment information, Western believes that all of its operations consist of one segment. However, Western evaluates performance based on revenue and gross margin of three distinct business components. Revenue and gross margin by component are summarized as follows:

    Business Component          Year Ended        Year Ended       Year Ended
       Net Revenues           July 31, 2001     July 31, 2000     July 31, 1999
---------------------------- ----------------- ----------------- --------------
Equipment Sales                      -0-       $   92,513        $     98,450
Equipment Rental                     -0-           26,334              25,771
Product Support                      -0-           36,790              39,429
                             ----------------- ----------------- -------------
    Totals                           -0-       $  155,637        $    163,650
                             ================= ================= =============

     Business Component         Year Ended        Year Ended       Year Ended
       Gross Margins           July 31, 2001    July 31, 2000     July 31, 1999
----------------------------- ---------------- ----------------- --------------
Equipment Sales                      -0-       $     (    66)   $       2,591
Equipment Rental                     -0-               5,556            5,017
Product Support                      -0-               6,048            6,986
                              ---------------- ----------------- --------------
    Totals                           -0-       $   11,538        $     14,594
                              ================ ================= ==============

17.  UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA

                                                                  Quarter                                Total
                                            First         Second           Third         Fourth           Year
Fiscal 2001:                                -----         ------           -----         ------           ----
-----------
Net sales                                 $  -           $  -            $  -           $  -          $   -
Gross Profit                                 -              -               -              -              -
Net loss                                    (725)           (388)        (2,567)         (2,720)        (6,400)
Basic loss per share                       (1.50)          (0.76)         (5.25)          (5.50)        (13.02)
Diluted loss per share                     (1.50)          (0.76)         (5.25)          (5.50)        (13.02)

                                                                  Quarter                                Total
                                            First         Second           Third         Fourth           Year
                                            -----         ------           -----         ------           ----
Fiscal 2000:
------------
Net sales                                 $42,063        $33,988         $35,340        $44,246       $155,637
Gross Profit                                4,920          3,865           3,236           (483)        11,538
Net loss                                    (333)          (281)           (799)        (5,617)        (7,030)
Basic loss per share                       (0.74)          (0.50)         (1.75)         (11.73)        (14.71)
Diluted loss per share                     (0.74)          (0.50)         (1.75)         (11.73)        (14.71)


18.      SUBSEQUENT EVENT

     On September 18, 2001 Western entered into a Purchase agreement with e*machinery.net, Inc. (OTCBB:EMAC) whereby EMAC would acquire the business and substantially all of the assets and liabilities of Western's wholly owned operating subsidiary, Western Power & Equipment Corp. (Oregon) for $500,000 in cash, a seven year interest bearing promissory note for $700,000 and 1,200,000 shares of EMAC common stock valued at approximately $600,000. The closing is subject to a number of conditions, including, but not limited to, due diligence and approval by both Case Corporation and Deutsche Financial Services. There can be no assurance that this transaction will be consummated.

     Pursuant  to  this  proposed   transaction,   management  has  recorded  an
impairment loss in the amount of $1,771,000 at July 31, 2001 to reflect the Company's investment in Western at its approximate fair value.

     SCHEDULE II

                          AMERICAN UNITED GLOBAL INC.

                       VALUATION AND QUALIFYING ACCOUNTS
             For the Fiscal Years Ended July 31, 2001, 2000 and 1999




                                              Balance at      Charged to    Charged to                  Balance at
                                              Beginning       Costs and        Other                      End of
               Description                    of Period        Expenses      Accounts     Deductions      Period
               -----------                    ---------        --------      --------     ----------      ------

Income Tax Valuation Allowance:

  Fiscal year ended July 31, 1999          $4,377,000            -            -         $(276,000)      $4,101,000

  Fiscal year ended July 31, 2000          $4,401,000        $5,387,000       -              -          $9,488,000

  Fiscal year ended July 31, 2001          $9,488,000            -            -        $1,264,000       $8,224,000


Accounts Receivable Reserve:

  Fiscal year ended July 31, 1999            $670,000        $732,000         -         $(678,000)        $724,000

  Fiscal year ended July 31, 2000            $724,000        $690,000         -         $(851,000)        $563,000

  Fiscal year ended July 31, 2001                -               -            -              -                -


Inventory Reserve:

  Fiscal year ended July 31, 1999           $2,833,000     $  884,000         -       $(1,204,000)      $2,513,000

  Fiscal year ended July 31, 2000           $2,513,000     $2,188,000         -         $(591,000)      $5,292,000

  Fiscal year ended July 31, 2001                 -              -            -              -                -




                      Report of Independant Accountants on
                          Financial Statement Schedules


To the Board of Directors
of American United Global, Inc.

Our audits of the financial statements referred to in our report dated November 5, 2001, except for the reverse stock split information in Note 1 as to which date is December 17, 2001 appearing on page F-2 of this form S-1, also included an audit of the financial statement schedules. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.



PricewaterhouseCoopers LLP
Portland, Oregon

November 5, 2001, except for the reverse stock split information in Note 1, as to which date is December 17, 2001

                                   $3,000,000


          UNITS CONSISTING OF ONE 7.5% CONVERTIBLE SECURED NOTE IN THE
            PRINCIPAL AMOUNT OF $666 AND 1332 SHARES OF COMMON STOCK



                          AMERICAN UNITED GLOBAL, INC.



                             -----------------------
                               P R O S P E C T U S
                             -----------------------


                                ___________, 2002

================================================================================

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Registrant estimates that expenses in connection with the offering described in the Registration Statement will be as follows:


Securities and Exchange Commission Registration Fee ..............     $ 1,434
Accountants' Fees and Expenses ...................................     $15,000
Legal Fees and Expenses ..........................................     $30,000
Transfer Agent fees ..............................................     $ 5,000
Printing Expenses ................................................     $30,000
Miscellaneous ....................................................     $18,566
                                                                       -------
                                                                      $100,000
                                                                      ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits the indemnification of officers, directors, employees and agents of Delaware corporations. The Certificate of Incorporation and Bylaws of the Company provide that the corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware as it may be amended from time to time, indemnify and hold harmless each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person whom he or she is a legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as a director, officer, employee or agent, against all costs, charges, expenses, liabilities and losses (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to persons who have ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

ITEM 16.  EXHIBITS
    Number      Description


3.1      Amended Certificate of Incorporation of American United Global, Inc.

3.2      By-laws of American United Global, Inc.

4.1      Form of Note between  Registrant and holders of 7.5%  Convertible
            Secured due  ___________,  2007

4.2      Form of Subscription Certificate

5.1 Opinion of Gersten, Savage & Kaplowitz, LLP, regarding legality of securities. *

23.1     Consent of PricewaterhouseCoopers LLP

23.2     Consent of Gersten, Savage & Kaplowitz, LLP (included in Exhibit 5.1).*

99.1     Form of Letter to Shareholders for Rights Offering

99.2     Form of Letter to Nominee Holders

99.3     Form of Letter to Nominee Holders to Beneficial Owners

99.4     Form of Notice of Guaranteed Delivery

99.5     Form of Instructions

99.6     Financial Statements of Western Power & Equipment Corp.

-----------------------------------------

* - to be filed

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file during any period in which offers or sales are being made, a post effective amendment to this registration statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate represent fundamental change in the information set forth in the registration statement;

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 4, 2002.

                            AMERICAN UNITED GLOBAL, INC.


                            By: /s/  Robert M. Rubin
                                ---------------------------------------
                                Robert M. Rubin
                                Chairman of the Board, President
                                     and Chief Executive Officer





     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities and on the dates stated.

           Name                     Title                       Date
           ----                     -----                       ----

/s/ Robert M. Rubin     Chairman of the Board, Chief        January 4, 2002
--------------------    Executive Officer and Director
Robert M. Rubin




/s/ C. Dean McLain      Executive Vice President and        January 4, 2002
------------------      Director
C. Dean McLain



/s/ David M. Barnes     Vice President--Finance and Chief   January 4, 2002
--------------------    Financial and Chief Accounting
David M. Barnes         Officer



/s/ Howard Katz         Director                            January 4, 2002
-------------------
Howard Katz


/s/ Seymour Kessler     Director                            January 4, 2002
-------------------
Seymour Kessler


/s/ Allen Perres        Director                            January 4, 2002
-------------------
Allen Perres


/s/ Michael Metter      Director                            January 4, 2002
-------------------
Michael Metter